Exhibit 2.1

ASSET PURCHASE AGREEMENT

AMONG

ARCH CHEMICALS, INC.

ROCKWOOD SPECIALTIES INC.

AND

ADVANTIS TECHNOLOGIES, INC.

Dated as of September 5, 2008

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of September 5, 2008, among ROCKWOOD SPECIALTIES INC., a Delaware corporation (“Parent”), ADVANTIS TECHNOLOGIES, INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Seller”), ARCH CHEMICALS, INC., a Virginia corporation (“Purchaser”), and, solely for the purposes of Section 5.05, Section 5.10 and Article IX, ROCKWOOD HOLDINGS, INC., a Delaware corporation (“Holdings”).

WHEREAS Seller is engaged in the business of (i) developing, manufacturing, marketing and selling pool and spa treatment chemicals and water treatment chemicals for professional aquatic applicators, turf and ornamental, aquaculture, vegetation management and agricultural irrigation industries and (ii) professional treatment services relating to the application of such chemicals in lakes, ponds, irrigation systems, reservoirs and other agricultural applications (the “Business”);

WHEREAS Seller owns the Acquired Assets and, upon the terms and conditions set forth in this Agreement, desires to transfer, sell, convey, assign and deliver to Purchaser, and Purchaser desires to purchase, acquire and accept, the Acquired Assets, free and clear of all liabilities (other than Assumed Liabilities);

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

Purchase and Sale of Acquired Assets

SECTION 1.01.  Purchase and Sale.  On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall transfer, sell, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, free and clear of all liabilities (other than Assumed Liabilities) and all Liens (other than Permitted Liens), all the right, title and interest as of the Closing of Seller in, to and under the Acquired Assets, for (i) an aggregate purchase price of $130,000,000 (the “Purchase  Price”), payable as set forth in Section 2.02 and subject to adjustment as set forth in Section 2.03 (the Purchase Price, as so adjusted, the “Final Purchase Price”), and (ii) the assumption of the Assumed Liabilities.  The transactions described in the immediately preceding sentence are collectively referred to in this Agreement as the “Acquisition”.

SECTION 1.02.  Acquired Assets and Excluded Assets.  (a)  The term “Acquired Assets” means all the business, properties, assets, goodwill, rights and claims of Seller, of whatever kind and nature, real or personal, tangible or intangible, that are owned, leased or licensed by or on behalf of Seller on the Closing Date and used or held for use in, or arising from, the operation or conduct of the Business, except to the extent constituting Excluded Assets, including (to the extent not constituting an Excluded Asset) all of Seller’s right, title and interest in and to the following:

(i) all leaseholds and other interests (including all prepaid rent, security deposits and options to renew or purchase) in the real property listed on Section 1.02(a)(i) of the Seller Disclosure Letter, in each case together with all right, title and interest of Seller to and in all buildings, improvements and fixtures thereon and all other appurtenances thereto;

(ii) all raw materials, work-in-process, finished goods, supplies, parts, spare parts, packaging materials and other inventories, wherever located (including in transit, on consignment or in the possession of any third party), that are used or held for use in, or arise from, the operation or conduct of the Business (collectively, the “Inventory”);

(iii) all other tangible personal property and interests therein, including all apparatus, materials, office supplies, fixtures, tools, toolings, machinery, equipment, furniture, furnishings and vehicles, wherever located, that are used or held for use in, or arise from, the operation or conduct of the Business (the “Personal Property”);

(iv) all accounts, accounts receivable, pre-paid expenses, advance payments, prepayments, security deposits, deferred charges, letters of credit, deposits, notes receivable and other rights to payment (excluding any such items to the extent relating solely to Contracts that are not Assigned Contracts) arising from the operation or conduct of the Business (the “Receivables”);

(v) (A) all patents (including all reissues, divisions, continuations and extensions thereof), patent applications, trademarks, trademark registrations, trademark applications, servicemarks, trade names, business names, domain names, brand names, copyrights, copyright registrations, written invention disclosures, mask work rights, designs, design registrations, chemical formulas and processes and all licenses and other rights to any of the foregoing (“Intellectual Property”), that are used or held for use in, or arise from, the operation or conduct of the Business (such Intellectual Property, together with the Assigned Technology, the “Assigned Intellectual Property”), including all of the Intellectual Property listed on Section 3.07(a) of the Seller Disclosure Letter and all rights of Seller under confidentiality agreements or other agreements designed to protect for Seller its interests in the Assigned Intellectual Property and (B) all websites to the extent used or held for use in, or that arise from, the operation or conduct of the Business;

(vi) all trade secrets, confidential information, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys and marketing know-how (“Technology”) of Seller that are used or held for use in, or arise from, the operation or conduct of the Business (such Technology being the “Assigned Technology”);

(vii) (A) all Permits issued to or owned, used or possessed by Seller that are used or held for use in, or arise from, the operation or conduct of the Business, to the extent transferable to Purchaser under Applicable Law (the “Transferred Permits”), and (B) all data and records relating to pesticide registrations, including all data or submittal packages, specification proposals and scientific, toxicological and technical studies, relating to the products of the Business;

(viii) all Contracts that are listed on Section 1.02(a)(viii) of the Seller Disclosure Letter, and all other Contracts (including purchase orders and sales orders) (A) that are used or held for use in, or arise from, the operation or conduct of the Business or (B) to which any Acquired Asset is subject, in each case other than any guarantee issued by Parent or any of its affiliates (other than Seller) in respect of any obligations of the Business (but without limitation of Purchaser’s obligations to discharge and perform any liabilities guaranteed thereunder that constitute Assumed Liabilities) (collectively, the “Assigned Contracts”);

(ix) the assets listed on Section 1.02(a)(ix) of the Seller Disclosure Letter and any other information technology assets primarily related to the Business (collectively, the “Specified Information Technology Assets”);

(x) all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) by Seller in the operation or conduct of the Business;

(xi) all rights, claims, causes of action and credits of Seller to the extent relating to any Acquired Asset or any Assumed Liability or arising from the operation or conduct of the Business, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Acquired Asset or any Assumed Liability;

(xii) all customer, vendor and supplier lists, other distribution lists, files, documents and correspondence relating to customers, suppliers and vendors of the Business, all sales and promotional literature, manuals, product drawings, blueprints and schematics and all other general, business, financial, accounting records, personnel records (to the extent relating to Transferred Employees and permitted to be provided to Purchaser pursuant to Applicable Laws), files, invoices and documents (including books of account, ledgers and other records, and, in all cases, in any form or medium), of Seller to the extent used or held for use in, or arising from, the conduct or operation of the Business;

(xiii) all assets of or relating to any Seller Benefit Plan that (A) are transferred to any employee benefit plan maintained by Purchaser or any of its affiliates as expressly provided in Section 5.07 or (B) transfer automatically to Purchaser or any of its affiliates either pursuant to Applicable Law or in connection with any liability expressly assumed by Purchaser pursuant to this Agreement (collectively, “Transferred Benefit Plan Assets”);

(xiv) all refunds, credits and offsets with respect to real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets or the operation or conduct of the Business, in each case, for any Post-Closing Tax Period; and

(xv) all goodwill generated by or associated with the Business.

(b)  The term “Excluded Assets” means:

(i) all cash and cash equivalents (other than petty cash) and short-term investments of Seller;

(ii) all bank, brokerage and investment accounts of Seller;

(iii) all rights, claims, causes of action and credits of Seller to the extent relating to any Excluded Asset or any Excluded Liability, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Excluded Asset or any Excluded Liability;

(iv) all assets of the Seller Benefit Plans, other than Transferred Benefit Plan Assets;

(v) all rights of Parent or Seller under this Agreement and the other agreements and instruments executed and delivered in connection with this Agreement (the “Ancillary Agreements”);

(vi) all refunds, credits and offsets with respect to Taxes (A) arising out of or relating to the Acquired Assets or the operation of the Business, in each case, for any Pre-Closing Tax Period or (B) of Seller for any taxable period (other than the refunds, credits and offsets referred to in Section 1.02(a)(xiv) above);

(vii) all assets of Parent and its affiliates that are used to provide general corporate services to Seller in the same manner as generally provided to other affiliates of Parent, such as accounting, insurance, tax, risk management, information technology, legal, cash management and treasury services, other than the Specified Information Technology Assets (collectively, “Administrative  Assets”);

(viii) insurance policies carried by or for the benefit of Seller or any affiliate of Seller, and all recoveries thereunder and rights to assert claims thereunder (other than any insurance policy listed on Section 1.02(a)(viii) of the Seller Disclosure Letter);

(ix) the name “Rockwood” and any variations and derivations thereof and goodwill associated therewith; and

(x) the assets listed on Section 1.02(b)(x) of the Seller Disclosure Letter.

SECTION 1.03.  Assumption of Certain Liabilities.  (a)  Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and from and after the Closing Purchaser shall pay, perform and discharge when due, only the following liabilities, obligations and commitments of Seller (the “Assumed Liabilities”), except to the extent constituting Excluded Liabilities:

(i) all liabilities, obligations and commitments of Seller under the Assigned Contracts and Transferred Permits to the extent such liabilities, obligations and commitments arise from the operation or conduct of the Business after the Closing;

(ii) all liabilities, obligations and commitments to the extent arising from the ownership of the Acquired Assets or the operation of the Business after the Closing;

(iii) all liabilities, obligations and commitments of Seller that constitute “current liabilities”, but only to the extent expressly set forth and quantified on the final and binding Closing Statement and taken into account in the Closing Working Capital Amount (as set forth on the final and binding Closing Statement);

(iv) all liabilities, obligations and commitments for Taxes arising out of or relating to the Acquired Assets or the operation or conduct of the Business, in each case, for any Post-Closing Tax Period; and

(v) all liabilities, obligations and commitments with respect to the Transferred Employees relating to employment or employee benefits that Purchaser has specifically agreed to assume pursuant to this Agreement (the “Covered Employee Liabilities”).

(b)  Notwithstanding anything in Section 1.03(a) or any other provision of this Agreement or any Ancillary Agreement to the contrary, and regardless of any disclosure to Purchaser, Purchaser shall not assume or be liable for any liabilities, commitments or obligations of Parent, Seller or any of their affiliates, of any kind, other than the Assumed Liabilities (the “Excluded Liabilities”), all of which shall be retained and paid, performed and discharged when due by Parent, Seller or their affiliates, as applicable, including the following:

(i) any Indebtedness of Parent, Seller or any of their affiliates, or any Guarantee by Parent, Seller or any of their affiliates of any Indebtedness;

(ii) any liability, obligation or commitment (A) arising out of any actual or alleged breach by Parent, Seller or any of their affiliates of, or nonperformance by Seller under, any Contract (including any Assigned Contract) prior to the Closing or (B) accruing under any Assigned Contract or Transferred Permit with respect to any period prior to the Closing;

(iii) any liability, obligation or commitment arising out of (A) any Proceeding, whether or not such Proceeding is pending as of the Closing, arising from the operation or conduct of the Business prior to the Closing or Seller’s ownership of any Acquired Asset or Excluded Asset prior to the Closing or (B) any actual or alleged violation by Parent, Seller or any of their affiliates of any Applicable Law prior to the Closing;

(iv) any “current liability” of Seller to the extent not expressly identified and quantified on the final and binding Closing Statement and taken into account in the Closing Working Capital Amount (as set forth on the final and binding Closing Statement);

(v) any liability, obligation or commitment of Seller that relates to, or that arises from, any Excluded Asset, or that arises out of the distribution to, or ownership or operation by, Seller of the Excluded Assets or associated with the realization of the benefits of any Excluded Asset;

(vi) any liability, obligation or commitment for Taxes, whether or not accrued, assessed or currently due and payable, (A) arising out of or relating to the Acquired Assets or the operation or conduct of the Business, in each case, for any Pre-Closing Tax Period or (B) of Seller for any taxable period, except as provided in Section 1.03(a)(iv) (provided that for purposes of this clause (vi), Section 1.02(a)(xiv), Section 1.02(b)(vi) and Section 1.03(a)(iv), all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Acquired Assets for a taxable period that includes (but does not end on) the Closing Date shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the number of days during such taxable period elapsed on or prior to the Closing Date and the number of days during such taxable period elapsed after the Closing Date);

(vii) any liability, obligation or commitment for transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby (“Transfer Taxes”);

(viii) any liability, obligation or commitment, including any On-Site Environmental Liability, arising out of (A) any actual or alleged violation of any Environmental Law prior to the Closing, (B) any Release of Hazardous Materials at any location prior to the Closing, or (C) any Environmental Claim arising from, based upon or relating to conditions existing or events or omissions occurring prior to the Closing, in each case to the extent arising out of or relating to the operation of the Business, the Business Property or any other property currently or formerly owned, leased or operated in connection with the Business;

(ix) any liability, obligation or commitment relating to employment or employee benefits, other than the Covered Employee Liabilities, including any liability, obligation or commitment relating to any Business Employee receiving long-term disability benefits from Seller or any of its affiliates or pursuant to any Seller Benefit Plan as of the Closing Date;

(x) except to the extent expressly provided to the contrary in Section 2.03(c), any liability, obligation or commitment for any fees or expenses incurred by Parent, Seller or any of their affiliates (including the fees and expenses of legal counsel, and fees and expenses of any accountant, auditor, broker, financial advisor or consultant retained by or on behalf of Parent, Seller or any of their affiliates) arising from or in connection with this Agreement, the Ancillary Documents, the Acquisition, any of the other transactions contemplated hereby or thereby or any liquidation or dissolution of Seller following the Closing;

(xi) except as provided in Section 5.15, any liability, obligation or commitment arising out of or relating to any Inventory manufactured, or any service provided, by Parent, Seller or the Business prior to the Closing Date;

(xii) any liability, obligation or commitment of Seller to Parent or any of their respective affiliates; and

(xiii) except as otherwise provided in Section 1.03(a), any liability, obligation or commitment of Parent or any of its affiliates other than Seller.

SECTION 1.04.  Consents of Third Parties; Certain Permits.  (a)  Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Acquired Asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to a Contract concerning such Acquired Asset, or would in any way adversely affect the rights of Seller or, upon transfer, Purchaser under such Acquired Asset.  If any transfer or assignment by Seller to, or any assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any Acquired Asset requires the consent of a third party, then such assignment or assumption shall be made subject to such consent being obtained.  To the extent any Acquired Asset may not be assigned to Purchaser by reason of the absence of any such consent, Purchaser shall not be required to assume any Assumed Liabilities arising under such Acquired Asset.

(b)  If any consent referred to in Section 1.04(a) is not obtained prior to the Closing, the failure of such consent to be obtained shall not (subject to the parties’ compliance with the provisions of Section 5.05) constitute a breach of any representation, warranty, agreement or covenant contained herein, and Parent, Seller and Purchaser shall cooperate (each at their own expense) in any lawful and reasonable arrangement reasonably proposed by Purchaser under which Purchaser shall obtain the economic claims, rights and benefits under the Acquired Asset with respect to which such consent has not been obtained in accordance with this Agreement.  Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to Purchaser of any and all rights of Seller against the other party to such third-party agreement arising out of a breach or cancelation thereof by the other party, and (ii) the enforcement by Seller of such rights.  To the extent, and only to the extent, Purchaser is able to receive the economic claims, rights and benefits under such Acquired Asset, Purchaser shall be responsible for the Assumed Liabilities, if any, arising under such Acquired Asset.

(c)  If any Transferred Permit is not transferred to Purchaser at Closing, or any Permit issued to or owned, used or possessed by Seller that is used or held for use in, or arises from, the operation or conduct of the Business is to any extent not transferable to Purchaser under Applicable Law (such Permits, the “Non-Transferable Permits” and, together with the Transferred Permits, the “Business Permits”):

(i) Parent, Seller and Purchaser shall cooperate (each at their own expense), to the extent permitted by Applicable Law and, without limiting the agreements set forth in Section 1.04(b), in a manner that complies with the terms of each Contract pursuant to which such Non-Transferable Permit is granted, to transfer to or otherwise make available to Purchaser at the Closing, for two years following the Closing, all the rights and benefits of Seller under such Business Permit and access to all data packages (or the equivalent thereof) necessary in connection with such Business Permit (whether through subregistrations, sublicenses, supplemental Permits or other arrangements) in order to enable Purchaser to sell and distribute such products of the Business that are manufactured under such Business Permit, using product labels used by Seller in connection with such Business Permit, in substantially the same manner as such products are currently sold and distributed by Seller;

(ii) at all times during such two-year period, each of Parent and Seller shall use its commercially reasonable efforts to maintain such Business Permit in full force and effect at the expense of Purchaser (other than, for the avoidance of doubt, any attorneys’ fees, internal costs and other similar costs and expenses incurred by Parent, Seller or their respective affiliates in the course of performing their obligations pursuant to this Section 1.04(c)); and

(iii) to the extent, and only to the extent, Purchaser is able to receive the claims, rights and benefits under such Business Permit, Purchaser shall be responsible for the Assumed Liabilities, if any, arising under such Business Permit.

Purchaser shall indemnify Parent, Seller and their respective affiliates and Representatives against, and hold them harmless from, any Losses arising from, in connection with, as a result of or otherwise with respect to the arrangements described in this Section 1.04(c), other than, for the avoidance of doubt, any Losses with respect to which Seller or Parent has expressly provided an indemnity to Purchaser hereunder and other than any Losses to the extent constituting attorneys’ fees, internal costs and other similar costs and expenses incurred by Parent, Seller or their respective affiliates in the course of performing their obligations pursuant to this Section 1.04(c).  Notwithstanding anything to the contrary in this Section 1.04(c), Purchaser shall be responsible for all filing, administrative and other similar fees payable to any Governmental Entity in connection with the arrangements contemplated by this Section 1.04(c) with respect to any Business Permit.

ARTICLE II

The Closing and Purchase Price Adjustment

SECTION 2.01.  Closing Date.  The closing of the Acquisition (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on the fifth business day following the satisfaction (or, to the extent permitted, waiver by the party or parties entitled to the benefits thereof) of the conditions set forth in Article VI, or at such other place, time and date as shall be agreed between Seller and Purchaser.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.  The Closing shall be deemed to be effective at 11:59 p.m. New York time on the Closing Date.

SECTION 2.02.  Transactions To Be Effected at the Closing.  At the Closing:

(a)  Seller shall deliver to Purchaser (i) such appropriately executed deeds (in recordable form), bills of sale, assignments and other instruments of transfer relating to the Acquired Assets in form and substance reasonably satisfactory to Purchaser and its counsel and (ii) such other documents as Purchaser or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

(b)  Purchaser shall deliver to Seller (i) payment, by wire transfer to a bank account designated in writing by Seller (such designation to be made at least three business days prior to the Closing Date), immediately available funds in an amount in U.S. dollars equal to the Estimated Purchase Price and (ii) such other documents as Seller or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

SECTION 2.03.  Estimated Working Capital; Purchase Price Adjustment.  (a)  At least three business days prior to the Closing Date, Seller shall deliver to Purchaser a written statement setting forth its good faith estimate of the Closing Working Capital Amount (the “Estimated Working Capital Amount”), calculated in accordance with this Section 2.03.  The Purchase Price payable on the Closing Date shall be preliminarily adjusted in accordance with Section 1.01 and the manner contemplated by this Section 2.03 as if the Estimated Working Capital Amount was the actual Closing Working Capital Amount.  The Purchase Price as so preliminarily adjusted is referred to as the “Estimated Purchase Price”.

(b)  Within 60 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth its calculation of the Working Capital Amount as of the close of business on the Closing Date (the “Closing Working Capital Amount”).  In no event shall any actions taken by or relating to Purchaser or the Business following the Closing with respect to the accounting books and records of the Business on which the Closing Statement is to be based (including changes in any reserve or other account) or with respect to the operations or results of the Business be considered in the determination of, or otherwise have any effect on, the Closing Working Capital Amount.

(c)  During the 30-day period following receipt by Seller of the Closing Statement, Seller and any of its Representatives shall be permitted to review all books and records and other information of Purchaser and its Representatives relating to the Closing Statement.  The Closing Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Statement (the “Notice of Disagreement”) to Purchaser prior to such date which shall specify the nature of any disagreement so asserted.  Any Notice of Disagreement shall (x) specify in reasonable detail the nature of the disagreement so asserted and (y) only include disagreements that are based on mathematical errors or based on the Closing Working Capital Amount not being calculated in accordance with this Section 2.03.  If a Notice of Disagreement is given by Seller in a timely manner, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Purchaser on the earlier of (i) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date any disputed matters specified in the Notice of Disagreement are finally resolved in writing by PricewaterhouseCoopers LLP (unless the parties agree in writing upon an alternative nationally recognized independent public accounting firm, which shall not be Purchaser’s or Seller’s or any of their respective affiliates’ independent accountants) (the “Accounting Firm”).  During the 30-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.  During such 30-day period, Purchaser and any of its Representatives shall be permitted to review all books and records and other information of Seller and its Representatives relating to the Notice of Disagreement.  If, at the end of such 30-day period, Seller and Purchaser are unable to so resolve any such differences, Seller and Purchaser shall submit to the Accounting Firm for resolution any and all matters that remain in dispute and that were included in the Notice of Disagreement.  The Accounting Firm, acting as experts and not as arbitrators, shall be instructed to render its determination of all matters submitted to it within 60 days following submission.  Purchaser and Seller agree that they shall be bound by the determination of the Accounting Firm.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Accounting Firm incurred pursuant to this Section 2.03 shall be borne 50% by Seller and 50% by Purchaser.  The fees and disbursements of Seller’s advisors incurred in connection with review of the Closing Statement and any Notice of Disagreement shall be borne by Seller, and the fees and expenses of Purchaser’s advisors incurred in connection with the Final Closing Statement and any Notice of Disagreement shall be borne by Purchaser.

(d)  For purposes of this Agreement:

(i) “Target Working Capital Amount” means $22.225 million.

(ii) “Working Capital Amount” means an amount equal to (a) the amount of current assets of the Business, minus (b) the amount of current liabilities of the Business, in the case of each of clauses (a) and (b), as indicated on the Closing Statement and calculated in accordance with GAAP, applied on a basis consistent with the application of such principles in the preparation of the Financial Statements (it being understood that notwithstanding anything herein to the contrary, in determining the Working Capital Amount all Excluded Assets and Excluded Liabilities shall be deemed not to be assets or liabilities, as applicable, of the Business, as demonstrated in the illustrative calculation of the Working Capital Amount as of the close of business on June 30, 2008 set forth on Section 2.03(d) of the Seller Disclosure Letter).

(e)  The Final Purchase Price shall be an amount equal to the Purchase Price adjusted as follows:

(i) if the Closing Working Capital Amount is less than the Target Working Capital Amount, an amount equal to the excess of the Target Working Capital Amount over the Closing Working Capital Amount shall be deducted in calculating the Final Purchase Price; and

(ii) if the Closing Working Capital Amount is greater than the Target Working Capital Amount, an amount equal to the excess of the Closing Working Capital Amount over the Target Working Capital Amount shall be added in calculating the Final Purchase Price.

(f)  If the Estimated Purchase Price is less than the Final Purchase Price, Purchaser shall, and if the Estimated Purchase Price is greater than the Final Purchase Price, Seller shall, within five business days after the Closing Statement becomes final and binding on the parties hereto, make payment to the bank account designated in writing by Seller or Purchaser, as applicable, of an amount in cash in U.S. dollars equal to such difference, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by JPMorgan Chase Bank, N.A., as its prime rate, calculated on the basis of the actual number of days elapsed, divided by 365, from the Closing Date to the date of such payment.

ARTICLE III

Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure letter delivered by Seller to Purchaser on or prior to the date of the execution and delivery by Parent and Seller of this Agreement (the “Seller Disclosure Letter”).  The Seller Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is readily apparent from the face of such disclosure that such disclosure also qualifies, applies or relates to such other sections.

SECTION 3.01.  Organization, Standing and Power.  Each of Parent and Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware and Seller has full corporate power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct the Business as currently conducted.  Seller is duly qualified to do business as a foreign corporation in each jurisdiction where the character of the Acquired Assets held by it or the nature of the Business make such qualification necessary for it to conduct the Business as currently conducted, except where the failure to so qualify has not had and could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.  Seller has delivered to Purchaser true and complete copies of the certificate of incorporation and by-laws of Seller, in each case as amended through the date of this Agreement.  Seller is a direct, wholly owned subsidiary of Parent.  Seller does not own, directly or indirectly, any capital stock of, or other voting securities or other equity interests in, any corporation, partnership, joint venture, association or other entity that does not constitute a wholly owned subsidiary of Seller.

SECTION 3.02.  Authority; Execution and Delivery; Enforceability.  Each of Parent and Seller has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by each of Parent and Seller of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by each of Parent and Seller of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Seller, and no other corporate proceedings on the part of Parent or Seller are necessary to authorize this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby or thereby.  Each of Parent and Seller has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery of this Agreement and each Ancillary Agreement by the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency or similar laws relating to creditors’ rights generally and to general principles of equity.

SECTION 3.03.  No Conflicts; Consents.  The execution and delivery by Parent and Seller of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the consummation by Parent and Seller of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Parent and Seller with the terms hereof and thereof do not and will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Parent or Seller under (any of the foregoing, a “Conflict”), any provision of (i) the certificate of incorporation or by-laws of Parent or Seller, (ii) any Contract to which Parent or Seller is a party or to which the Business, Parent, Seller or any of its properties or assets is subject, other than Assigned Contracts, or (iii) any judgment, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree (“Judgment”) or any statute, law (including common law), ordinance, rule or regulation (“Applicable Law”) applicable to Parent or Seller or any of their respective properties or assets (other than in connection with the transfer of Permits of the Business), other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect.  No consent or Permit (“Consent”) of, or registration, declaration or filing with, any Federal, state or local government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, in each case whether domestic or foreign (each, a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or Seller in connection with the execution and delivery of this Agreement or any Ancillary Agreement, the consummation of the Acquisition or the other transactions contemplated hereby and thereby or compliance with the terms hereof and thereof, in each case other than compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and in connection with the transfer of Permits of the Business.

SECTION 3.04.  Financial Statements; Undisclosed Liabilities; Internal  Controls.  (a)  Section 3.04(a) of the Seller Disclosure Letter sets forth (i) the unaudited balance sheet of the Business as of December 31, 2007, and the unaudited consolidated statements of operations of the Business for the fiscal year ended on December 31, 2007 (collectively, the “Fiscal 2007 Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Business as of June 30, 2008 (the “Balance Sheet”) and the unaudited statement of operations for the six-month period ended on such date (collectively, the “Interim Financial Statements” and, together with the Fiscal 2007 Financial Statements, the “Financial Statements”).  The Financial Statements (A) were derived from and are in accordance with the books and records of Seller, (B) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, and (C) fairly present in all material respects the financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods indicated, except that (x) the Financial Statements do not include footnotes (and the disclosure required therein) and (y) the Interim Financial Statements would be subject to normal and recurring year-end audit adjustments, which adjustments would not be material.

(b)  The Business does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise) that would be required to be reflected on a balance sheet of the Business or required to be disclosed in footnotes thereto, in each case prepared in accordance with GAAP applied on a basis consistent with the application of such principles in the preparation of the Financial Statements, except (i) as expressly set forth in the Balance Sheet, (ii) liabilities incurred after the date of the Balance Sheet in the ordinary course of the Business consistent with past practice, (iii) Excluded Liabilities and (iv) post-Closing performance obligations under the terms of Transferred Permits and Assigned Contracts that would not be required to be reflected on a balance sheet of the Business prepared in accordance with GAAP.

(c)  Parent and its consolidated subsidiaries (including Seller) (the “Parent  Consolidated Group”) have a system of internal controls over financial reporting (as such term is used in Rule 13a-15 under the Securities and Exchange Act of 1934, as amended) that is sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements of the Parent Consolidated Group for external purposes in accordance with GAAP.

SECTION 3.05.  Title to Assets.  Seller has good and valid title to all the Acquired Assets, in each case free and clear of all mortgages, liens, security interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind (collectively, “Liens”), except (a) the Liens set forth on Section 3.05(a) of the Seller Disclosure Letter (the Liens on such schedule marked with an asterisk to be discharged prior to the Closing), (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business that, assuming that Purchaser pays all Assumed Liabilities when due, individually or in the aggregate, do not materially impair, and could not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the operation or conduct of the Business, (c) Liens for Taxes or governmental assessments, charges or claims of payment not yet due or that are being contested in good faith and which constitute Excluded Liabilities, (d) the anti-assignment provisions of any Assigned Contract to which Seller is a Party and (e) zoning restrictions, easements or other similar restrictions, so long as the same do not, individually or in the aggregate, materially interfere with or impair the use of such Business Property in the manner normally used in the Business (the Liens described in clauses (a) through (e) above, “Permitted Liens”).

SECTION 3.06.  Real Property.  Neither Parent nor Seller holds any fee or other ownership interest in any real property that is used in the operation or conduct of the Business.  Section 3.06 of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property in which Parent or Seller holds any leasehold interest and that is used in the operation or conduct of the Business (each such property, a “Business Property”), which list also sets forth the date of the lease, sublease, license or other occupancy agreement constituting each such leasehold interest and the date of any amendments and supplements thereto (collectively, a “Real Property Lease”), as well as the names of the parties thereto.  Seller has delivered to Purchaser true and complete copies of each Real Property Lease.  Each Real Property Lease is in full force and effect and neither Seller nor, to the knowledge of Seller, any of the other parties to such Real Property Lease has received or given any notice of material default thereunder which was not cured within the applicable grace period, no event has occurred which, with the giving of notice or the passage of time, or both, would constitute a material default by Parent, Seller or any of their affiliates under any Real Property Lease and, to the knowledge of Parent or Seller, no event has occurred which, with the giving of notice or the passage of time, or both, would constitute a material default by any person (other than Parent, Seller or any of their affiliates) under any Real Property Lease.  The execution and delivery by Parent and Seller of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the consummation by Parent and Seller of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Parent and Seller with the terms hereof and thereof do not and will not constitute or result in a Conflict under any provision of any Real Property Lease.  Each Business Property is in compliance in all material respects with all applicable provisions of any agreements to which such Business Property is subject, local zoning requirements and all other Applicable Laws.  There are no pending or, to the knowledge of Parent or Seller, threatened Proceedings that could have the effect of materially impairing or restricting Seller’s access to any Business Property or the use thereof in the conduct of the Business.

SECTION 3.07.  Intellectual Property.  (a)  Section 3.07(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all patents and applications therefor, registered trademarks and applications therefor, copyright registrations and all other product names of the Business (whether or not constituting a trademark or trade name) that, in each case, are owned, used, filed by or licensed to Seller and used or held for use in, or arising from, the operation or conduct of the Business (such Intellectual Property, the “Scheduled Intellectual Property”).  Such list clearly indicates whether such Scheduled Intellectual Property is owned or licensed by Seller.  All Scheduled Intellectual Property has been duly registered and filed with or issued by each appropriate Governmental Entity in each jurisdiction indicated for such Scheduled Intellectual Property in Section 3.07(a) of the Seller Disclosure Letter, all necessary affidavits of continuing use have been filed with respect to such Scheduled Intellectual Property and all necessary maintenance fees have been paid to continue all rights relating to such Scheduled Intellectual Property in effect.

(b)  Seller owns, or is licensed or otherwise has the right to use (in each case without payments to third parties and free and clear of any Liens), all Assigned Intellectual Property (other than ordinary course license payments in respect of generally available desktop software).  Seller’s rights in and to the Assigned Intellectual Property constitute sufficient rights in and to the Intellectual Property used in the Business (other than Administrative Assets) such that the rights in and to the Assigned Intellectual Property transferred to Purchaser at Closing will be sufficient to enable Purchaser to operate the Business following the Closing in all material respects in the same manner as presently conducted by Seller.

(c)  The operation of the Business by Seller does not infringe or violate in any material respect the rights of any person with regard to any Intellectual Property.  There is no Proceeding pending or, to the knowledge of Parent or Seller, threatened with respect to, and during the past three years neither Parent nor Seller nor, to the knowledge of Seller, any of Seller’s customers or indemnitees has been notified of any possible material infringement or other material violation by the Business of the rights of any person with regard to any Intellectual Property.

(d)  To the knowledge of Seller, no person is infringing on or otherwise violating any right of Seller in any material respect with respect to any Assigned Intellectual Property.

(e)  Each inventor of the claims of any patent that is material to the conduct of the Business and constitutes Assigned Intellectual Property (each such patent, a “Material Patent”) and each current or former director, officer, employee, contractor or consultant of Seller has assigned or otherwise transferred to Seller all ownership and other rights of any nature whatsoever of such person in any Material Patent and no such person has a valid claim against Seller in connection with the involvement of such person in the conception and development of any rights in any Material Patent that could reasonably be expected to materially and adversely affect Purchaser’s ability to exercise full rights of ownership of such Material Patent after the Closing.

(f)  The execution and delivery of this Agreement and the Ancillary Agreements, the consummation of the Acquisition and the other transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof do not and will not conflict with, or result in any violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any material Assigned Intellectual Property right or obligation relating to any material Assigned Intellectual Property set forth in any Contract to which Seller is a party, or to a loss of any material benefit related thereto, or result in the creation of any Lien in or upon any Assigned Intellectual Property related thereto, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements of any person relating to material Assigned Intellectual Property under any such Contract, or result in the creation of any Lien on any material Assigned Intellectual Property.

(g)  Section 3.07(g) of the Seller Disclosure Letter sets forth a complete and accurate list of all options, rights, licenses or interests of any kind relating to Assigned Intellectual Property granted (i) to Seller (other than software licenses for generally available desktop software and except pursuant to employee proprietary inventions agreements (or similar employee agreements), non-disclosure agreements and consulting agreements entered into by Seller in the ordinary course of business), or (ii) by Seller to any other person (including any obligations of such other person to make any fixed or contingent payments, including royalty payments).  All Contracts relating to the options, rights, licenses and interests referred to in clause (i) of the immediately preceding sentence (such Contracts, “Material Licenses”) are valid, binding and in full force and effect and are enforceable by Seller in accordance with their terms, subject to bankruptcy, insolvency or similar laws relating to creditors’ rights generally and to general principles of equity.  Seller has performed all material obligations required to be performed by it to date under each Material License and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of Parent or Seller as of the date of this Agreement, no other party to any Material License is (with or without lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.

(h)  The Acquired Assets (including the Specified Information Technology Assets), when taken together with the Administrative Assets, are sufficient information technology assets for the conduct of the Business as presently conducted by Seller.

SECTION 3.08.  Contracts.  (a)  Section 3.08(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Assigned Contract (a “Material Assigned Contract”) to or by which Seller is a party or bound, or to which any of the Business or the Acquired Assets are subject, that is or includes:

(i) an employment agreement or employment contract;

(ii) a collective bargaining agreement or other Contract with any labor organization, union or association;

(iii) a covenant not to compete or not to engage in any activity or business, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;

(iv) a Contract with (A) any shareholder or affiliate of Seller or (B) any officer, director or employee of Seller or any of its affiliates (other than employment agreements covered by clause (i) above);

(v) a lease, sublease or similar Contract (including any sale-leaseback arrangement) with any person under which Seller is a lessor or sublessor of, or makes available for use to any person, (A) any Business Property or (B) any portion of any premises otherwise occupied by Seller;

(vi) a lease, sublease or similar Contract (including any sale-leaseback arrangement) with any person under which (A) Seller is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person that is material to the conduct of the Business or (B) Seller is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by Seller that is material to the conduct of the Business;

(vii) a Contract under which Seller has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than extensions of trade credit in the ordinary course of the Business);

(viii) a Contract granting a Lien upon any Business Property, Assigned Intellectual Property or any other Acquired Asset;

(ix) a Contract providing for indemnification of any person with respect to liabilities relating to the Business or any Acquired Asset, other than such provisions given in connection with the sales of goods and services of the Business in the ordinary course of business;

(x) a Contract (including consulting and services agreements) which provides for “exclusivity” or any similar requirement in favor of any person other than Seller or that requires or obligates Seller to purchase specified minimum amounts of any product;

(xi) a nondisclosure agreement, confidentiality agreement or similar Contract entered into outside of the ordinary course of the Business;

(xii) a Contract (excluding any purchase order in the ordinary course of business) (A) involving future payment of more than $50,000 by or to Seller (unless terminable without payment or penalty upon no more than 30 days’ notice) or (B) providing for future performance by the Business or Seller in consideration of amounts previously paid to the Business or Seller, or which has resulted in deferred revenue under GAAP of more than $50,000;

(xiii) a Contract for the sale of any Acquired Asset in excess of $5,000 (other than Inventory sales in the ordinary course of business) or the grant of any preferential rights to purchase any Acquired Asset in excess of $5,000 or requiring the consent of any party to the transfer thereof;

(xiv) a Contract with any Governmental Entity;

(xv) a currency exchange, interest rate exchange, commodity exchange or similar Contract;

(xvi) a Contract relating to any completed, pending or proposed (A) joint venture, partnership or similar arrangement, (B) acquisition or divestiture of any person, business or division or (C) merger or reorganization;

(xvii) a Contract granting the other party to such Contract or a third party “most favored nation” or similar status;

(xviii) a Contract that prohibits the hiring or solicitation for employment of employees of another person;

(xix) a Contract that would purport to bind any affiliate of Purchaser after it is assigned to Purchaser;

(xx) a Contract entered into in connection with the settlement or other resolution of any Proceeding pursuant to which Seller has any ongoing performance obligations; or

(xxi) a Contract other than as set forth above to which Seller is a party or by which it or any of its assets or businesses is bound or subject that is material to the Business or the use or operation of the Acquired Assets.

(b)  All Material Assigned Contracts are valid, binding and in full force and effect and are enforceable by Seller in accordance with their terms, subject to bankruptcy, insolvency or similar laws relating to creditors’ rights generally and to general principles of equity.  Section 3.08(b)(i) of the Seller Disclosure Letter sets forth a list as of the date of this Agreement of all Material Assigned Contracts which require consent to assignment by Seller to Purchaser in connection with the Acquisition or in respect of which the execution and delivery of this Agreement or any of the Ancillary Agreements or the consummation of the Acquisition or of any of the other transactions contemplated hereby or thereby or the compliance with the provisions hereof or thereof would cause a Conflict.  Seller has performed all material obligations required to be performed by it to date under the Material Assigned Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the knowledge of Parent or Seller as of the date of this Agreement, no other party to any Material Assigned Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder.  Neither Parent nor Seller has received any notice of the intention of any party to terminate any Material Assigned Contract.  Complete and correct copies of all Material Assigned Contracts listed in or referred to in the Seller Disclosure Letter, together with all modifications and amendments thereto, have been delivered to Purchaser.

SECTION 3.09.  Inventory.  All Inventory set forth on the Balance Sheet, and all Inventory set forth on the Closing Statement, is (a) free of any material defect or deficiency and (b) properly stated on the Balance Sheet or Closing Statement, as applicable, in accordance with GAAP (applied on a consistent basis).  Since the date of the Balance Sheet, there have not been any write-downs of the value of, or establishment of any reserves against, any inventory of the Business, except for write-downs and reserves in the ordinary course of business and consistent with past practice.

SECTION 3.10.  Personal Property.  Each material item of Personal Property is in all material respects in good working order (ordinary wear and tear and obsolescence excepted).  All leased Personal Property of the Business is in all material respects in the condition required of such property by the terms of the lease applicable thereto.

SECTION 3.11.  Receivables.  All the Receivables (a) represent actual obligations incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of the Business.  All the Receivables set forth on the Balance Sheet, and all the Receivables set forth on the Closing Statement, are properly stated thereon in accordance with GAAP (applied on a consistent basis).  Since the date of the Balance Sheet, there have not been any write-offs as uncollectible of any receivables, except for write-offs in the ordinary course of the Business and consistent with past practice.

SECTION 3.12.  Permits.  Section 3.12 of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all certificates, registrations, franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (“Permits”) issued or granted to Seller by Governmental Entities and all pending applications of Seller to any Governmental Entity for any of the foregoing that are used or held for use in, and that are material to, the operation or conduct of the Business (such permits, the “Material Permits”).  Seller has, directly or beneficially through an Assigned Contract, been granted, holds, and has made, all Material Permits necessary to the conduct of the Business as currently conducted.  All such Material Permits are validly held by Seller, and Seller is in compliance in all material respects with all terms and conditions thereof.  Seller is the sole and exclusive owner of all such Material Permits and, except to the extent restricted by Applicable Law, and subject to obtaining consents to assignment of any applicable Assigned Contract identified on Section 3.08(b)(i) of the Seller Disclosure Letter, has full right, power and authority to transfer all such Material Permits to Purchaser or to grant to Purchaser subregistrations, sublicenses and supplemental Permits thereunder that are sufficient to transfer to Purchaser all the claims, rights and benefits of Seller under such Material Permits.  During the past three years, neither Parent nor Seller has received notice of any Proceedings relating to the revocation or modification of any such Material Permits.  No Proceeding is pending or, to the knowledge of Parent or Seller, threatened which challenges the validity of any such Material Permit.  None of such Material Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby and thereby, except to the extent arising from restrictions under Applicable Law.

SECTION 3.13.  Insurance.  Seller has in effect policies of fire, liability, product liability, workers’ compensation, health and other forms of insurance that provide insurance coverage for the Business and the assets of the Business of the kinds, in the amounts and against the risks required to comply with Applicable Law and against the risks of the sort normally insured by similar businesses.  During the past three years, Seller has not been refused any insurance with respect to any property or asset relating to, or any other aspect of, the Business, nor has such coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance, and no notice of cancelation or termination has been received with respect to any insurance policy with respect to the Business.

SECTION 3.14.  Sufficiency of Acquired Assets.  The Acquired Assets (together with the Excluded Assets specified in Section 1.02(b)(i)-(x)), comprise all the assets used or held for use by Seller in connection with the Business.  The Acquired Assets (together with the Excluded Assets specified in Section 1.02(b)(i)-(x) and the provision by Seller of the services under the Transition Services Agreement) are sufficient for the operation and conduct of the Business by Purchaser immediately following the Closing in substantially the same manner as currently conducted by Seller.  Other than Excluded Assets, none of Parent and its affiliates (other than Seller) owns any properties, assets, goodwill or rights of whatever kind and nature, real or personal, tangible or intangible, that are used or held for use in, or arising from, the operation or conduct of the Business.

SECTION 3.15.  Taxes.  (a)  (i) All material Tax Returns required to be filed by the Code or by applicable state, provincial, local or foreign Tax laws to the extent such Tax Returns relate to the Acquired Assets or the Business for Pre-Closing Tax Periods have been timely filed or will be timely filed by Seller, (ii) all Taxes due on such Tax Returns that could result in a Lien on the Acquired Assets or for which Purchaser could be liable have been paid in full or will be timely paid in full by the due date thereof, (iii) to the knowledge of Parent or Seller, no claims are being asserted with respect to any Taxes with respect to the Acquired Assets or the Business that could result in a Lien on the Acquired Assets and (iv) no Tax Liens with respect to the Acquired Assets or the Business have been filed.

(b)  Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

SECTION 3.16.  Proceedings.  There is no material Proceeding pending or, to the knowledge of Parent or Seller, threatened by or against Seller or any of its affiliates with respect to the Business, nor is there any material Judgment outstanding against, or, to the knowledge of Parent or Seller, material investigation by any Governmental Entity involving, Seller or any of its affiliates with respect to the Business.

SECTION 3.17.  Benefit Plans.  (a)  Section 3.17(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each individual employment, retention, indemnification, severance, change of control and consulting agreement with any employee of the Business to which Seller is a party, each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and each severance, retention, employment, consulting, “change of control”, bonus, incentive (equity-based, equity-related or otherwise), deferred compensation, employee loan, welfare benefit, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Seller or any other person that, together with Seller, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”), or with respect to which Seller or any Commonly Controlled Entity has any liability, in each case providing any compensation or benefits to any employee of the Business (each such arrangement described in this sentence is referred to herein as a “Seller Benefit Plan”).  Each Seller Benefit Plan or portion thereof that Purchaser or any of its affiliates has explicitly agreed to assume pursuant to this Agreement is referred to herein as an “Assumed Benefit Plan”.  Seller has (A) delivered to Purchaser true, complete and correct copies of each Assumed Benefit Plan (or, in the case of any unwritten Assumed Benefit Plans, written descriptions thereof), and (B) will deliver promptly upon Purchaser’s request true and complete copies of (i) any related trust agreement or funding instrument with respect to any Assumed Benefit Plan, (ii) the most recent annual report on Form 5500 (including all schedules and attachments thereto) filed with the Internal Revenue Service (“IRS”) with respect to each Assumed Benefit Plan (if any such report was required by Applicable Laws) and (iii) the most recent IRS determination or opinion letter, if applicable, with respect to each Assumed Benefit Plan.

(b)  Each Assumed Benefit Plan has been administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other Applicable Laws and the terms of all applicable collective bargaining agreements, in each case in all material respects.  Neither Parent nor Seller has received written notice of any pending or in progress, and, to the knowledge of Parent or Seller, there are no threatened (A) investigations by any Governmental Entity, termination proceedings or other claims with respect to any Assumed Benefit Plan (except routine claims for benefits payable under the Assumed Benefit Plans) or (B) litigation against or involving any Assumed Benefit Plan or asserting any rights to or claims for benefits under any Assumed Benefit Plan.  The Seller 401(k) Plan and corresponding trust intended to be qualified under Sections 401(a) and 501(a) of the Code have received a favorable determination letter from the IRS (or an application is pending) as to their qualification under Sections 401(a) and 501(a) of the Code, and, nothing has occurred that would reasonably be expected to cause the Seller 401(k) Plan or corresponding trust to fail to qualify under Section 401(a) or 501(a) of the Code.

(c)  No Seller Benefit Plan is subject to Title W of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan.  Neither Purchaser nor any of its affiliates will incur any liability under Section 302 of ERISA, Title IV of ERISA, Section 412 of the Code or the Coal Industry Retiree Health Benefit Act of 1992, as amended, in each case, in connection with the Acquisition or any of the other transactions contemplated by this Agreement or the Ancillary Agreements.  All payments, benefits, contributions and premiums relating to each Assumed Benefit Plan have been timely paid or made in accordance with the terms of such Assumed Benefit Plan and the terms of all Applicable Laws or have been accrued in accordance with GAAP.

(d)  (A) No Assumed Benefit Plan (i) provides for deferred compensation, (ii) provides any welfare benefits (other than on a self-pay basis) following termination of service or employment or (iii) is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) and (B) no employee of the Business (i) has received any loan from Parent or Seller that has an outstanding balance, (ii) has a right, contingent or otherwise, to receive any guaranteed bonus (including any retention bonus) from Parent or Seller, (iii) has the right to receive any severance or separation pay or benefits from Parent or Seller, (iv) could reasonably be expected to receive any payment or benefit from Seller or any of its affiliates that would not be deductible to Purchaser as a result of Section 280G of the Code, (v) is entitled to any tax indemnification or tax gross-up from the Parent or Seller or (vi) is, or at any time will become, entitled to any payment, benefit or right, or any increased and/or accelerated payment, benefit or right, as a result of (x) such employee’s termination of employment with, or services to Seller or (y) the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 3.18.  Absence of Changes or Events.  Since the date of the Balance Sheet, there has not been any state of facts, change, effect, condition, development, event or occurrence that has had or could reasonably be expected to have a Seller Material Adverse Effect.  Since the date of the Balance Sheet, Seller has caused the Business to be conducted in the usual, regular and ordinary course and in substantially the same manner as previously conducted.  Since the date of the Balance Sheet to the date of this Agreement, neither Parent nor Seller has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of Section 5.01.

SECTION 3.19.  Compliance with Applicable Laws; Environmental  Matters.  (a)  The Business is in compliance in all material respects with all Applicable Laws.  Neither Parent nor Seller has received any communication during the past three years from a Governmental Entity or any other person that alleges that the Business is not in compliance in any material respect with any Applicable Law.  This Section 3.19(a) does not relate to matters with respect to Taxes, which are the subject of Section 3.15, or to environmental matters, which are the subject of Section 3.19(b).

(b)  During the past three years, neither Parent nor Seller has received any communication from a Governmental Entity or other person that alleges that the Business is not in compliance in any material respect with, or has or may have material liability under, any Environmental Law.  Each of Seller and the Business has been and is in compliance in all material respects with applicable Environmental Laws, including possession of and compliance with all material Permits required to conduct the Business under applicable Environmental Laws.  There are no Environmental Claims pending or, to the knowledge of Parent or Seller, threatened against or affecting Seller with respect to the Business, and none of the Business or Seller (with respect to the Business) or the Acquired Assets is subject to, and neither the Business nor Seller has entered into or agreed to, any Judgment relating to compliance with any Environmental Law or to investigation or remediation of Hazardous Materials.  No Hazardous Materials have been generated, stored, used, transported or Released in, on, at, under or from any Business Property, or any other property in connection with the Business, in each case except in compliance in all material respects with, and in a manner not reasonably expected to result in material liability under, applicable Environmental Laws.  No underground storage tanks, material amounts of asbestos-containing materials or articles or equipment containing polychlorinated biphenyls are currently located at, on, in or under any Business Property.  Seller has delivered to Parent true and complete copies of all environmental studies, investigations and similar evaluations and reports performed or obtained in connection with the facilities currently owned or leased by the Business on or after May 12, 1995.  Notwithstanding any other provision of this Agreement (other than Sections 3.03, 3.04, 3.12 and 3.13), no representation or warranty is made in this Agreement except in this Section 3.19(b) as to compliance with, or violation of, Environmental Laws.  For purposes of this Agreement:

(i)  The term “Environmental Claim” means any administrative, regulatory or judicial Proceeding, Judgment, investigation or written or oral notice of noncompliance or violation by or from any person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (B) the failure to comply with any Environmental Law.

(ii)  The term “Environmental Laws” means any and all Applicable Laws, Judgments and Permits issued, promulgated or entered into by any Governmental Entity, relating to pollution, preservation or reclamation of natural resources, or to the protection of human health (including occupational exposure to hazardous or harmful materials but excluding worker safety) or the environment, in each case as in effect from time to time before the Closing.

(iii)  The term “Hazardous Materials” means all explosive or radioactive materials or substances, hazardous or toxic substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, and all other materials, chemicals or wastes regulated pursuant to any Environmental Law.

(iv)  The term “Release” means any spill, emission, leaking, pouring, emptying, pumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration in, into, onto, or through the environment (including ambient air, surface water, ground water, soils, land surface or subsurface strata).

(c)  Each product of the Business (a “FIFRA Product”) that is subject to regulation under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”) (i) is currently registered under FIFRA by the U.S. Environmental Protection Agency (the “EPA”), (ii) carries an EPA-approved label and (iii) is currently manufactured and sold by the Business in compliance in all material respects with all applicable statutory and regulatory requirements.  Section 3.19(c) of the Seller Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each FIFRA Product of the Business.  All registration fees and other financial obligations of the Business relating to the registration under FIFRA of FIFRA Products and payable prior to the date hereof have been paid in full, and all such amounts payable prior to the Closing will be paid in full prior to the Closing.  All FIFRA Products are supported by data that either is owned by Seller or that Seller otherwise has sufficient rights to use for support of such FIFRA Products and in respect of which has satisfied all compensation obligations.  Seller has full right, power and authority to transfer to Purchaser ownership of all data or citation rights for all FIFRA Products, other than to the extent restricted under Applicable Law and subject to obtaining consents to assignment of any applicable Assigned Contract identified on Section 3.08(b)(i) of the Seller Disclosure Letter.  There are no pending Proceedings or, to the knowledge of Parent or Seller, threatened Proceedings or pending or threatened investigations by any Governmental Entity relating to any FIFRA Product.

(d)  Each product of the Business listed on Section 3.19(d) of the Seller Disclosure Letter is currently registered in each state or territory listed next to such product on Section 3.19(d) of the Seller Disclosure Letter.  Seller has paid (i) as of the date of this Agreement, all state and territorial fees relating to the registration of such products that are required to be paid on or prior to December 31, 2008 and (ii) all state and territorial fees relating to the registration of such products that are required to be paid on or prior to the Closing Date will be paid on or prior to the Closing Date.

SECTION 3.20.  Employee and Labor Matters.  (a)  There is not any, and during the past three years, there has not been any, material labor strike, dispute, work stoppage or lockout pending, or, to the knowledge of Parent or Seller, threatened, against or affecting the Business.  None of the employees of the Business is represented by a union or any other similar labor organization and, to the knowledge of Parent or Seller, as of the date of this Agreement no union organizational campaign is in progress with respect to the employees of the Business and no question concerning representation of such employees exists.  Neither Parent nor Seller is engaged in any unfair labor practice in connection with the operation or conduct of the Business.  There are not as of the date of this Agreement any pending, or, to the knowledge of Seller, threatened, charges in connection with the operation or conduct of the Business against or affecting Parent or Seller or any current or former employee of the Business before the Equal Employment Opportunity Commission or any other Federal, state or local agency responsible for the prevention of unlawful employment practices.  Neither Parent nor Seller has received any notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Business and, to the knowledge of Parent or Seller, no such investigation is in progress.  Parent and Seller are in compliance in all material respects with all Applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, human rights, pay equity and workers’ compensation.

(b)  Section 3.20(b) of the Seller Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each employee of Seller employed primarily in the conduct of the Business as of the date of this Agreement and the current annual salary (including bonus) for each such person, including each such person’s title, date of birth and work location and whether or not such person is on leave of absence as of the date of this Agreement.  Each employee of Seller who is listed on Section 3.20(b) of the Seller Disclosure Letter as employed primarily in the conduct of the Business as of the date of this Agreement but who does not provide services exclusively to the Business is designated with an asterisk thereon.

SECTION 3.21.  Transactions with Affiliates.  None of Parent, Seller or any of their affiliates will be a party to any Assigned Contract after the Closing.  After the Closing, none of Parent, Seller and their affiliates will have any interest in any property (real or personal, tangible or intangible) or Contract used in or pertaining to the Business, other than the Excluded Assets.  Section 3.21(i) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all products and services currently provided to the Business by (a) any portion of the business, assets or employees of Seller not constituting Acquired Assets or Business Employees or (b) any of Seller’s affiliates.

SECTION 3.22.  Suppliers.  Section 3.22 of the Seller Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each of the ten largest suppliers of the Business, based on the aggregate purchase price paid by the Business for goods and services purchased from such supplier during the most recent full fiscal year of the Business (each, a “Major Supplier”).  Between the date of the Balance Sheet and the date of this Agreement, there has not been (i) any material and adverse change, or, to the knowledge of Seller, any indication of intent to cause any such change by any Major Supplier, in the business relationship of the Business with any Major Supplier or (ii) any material and adverse change in any term (including credit terms) of the supply agreements or related arrangements with any Major Supplier.

SECTION 3.23.  Customers.  Section 3.23 of the Seller Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each of the ten largest customers (each, a “Major Customer”) of the Business, based on sales (determined on a gross revenue basis) during its most recent full fiscal year.  Between the date of the Balance Sheet and the date of this Agreement, there has not been (i) any material and adverse change, or, to the knowledge of Seller, any indication of intent to cause any such change by any Major Customer, in the business relationship of the Business with any Major Customer or (ii) any material and adverse change in any term (including credit terms) of the sales agreements or related agreements with any Major Customer.

SECTION 3.24.  Brokers.  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Acquisition or any of the other transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Parent or Seller.

SECTION 3.25.  Exclusivity of Representations and Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR IN ANY CERTIFICATE OR SCHEDULE DELIVERED BY PARENT OR SELLER PURSUANT HERETO OR THERETO, PURCHASER UNDERSTANDS AND AGREES THAT THE ACQUIRED ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR CONDITION ON THE CLOSING DATE “WITH ALL FAULTS”.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR IN ANY CERTIFICATE OR SCHEDULE DELIVERED BY PARENT OR SELLER PURSUANT HERETO OR THERETO, SELLER MAKES NO REPRESENTATION OR WARRANTY, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, OF FITNESS FOR A PARTICULAR PURPOSE, AS TO THE WORKMANSHIP OF THE ACQUIRED ASSETS OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED, CONCERNING THE ACQUIRED ASSETS, THE BUSINESS OR ANY OTHER MATTER WHATSOEVER.  PURCHASER HEREBY DISCLAIMS ANY SUCH OTHER OR IMPLIED REPRESENTATIONS OR WARRANTIES.  NOTHING IN THIS SECTION 3.26 SHALL BE CONSTRUED TO LIMIT IN ANY RESPECT THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF SELLER IN THIS AGREEMENT.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Parent and Seller that the statements contained in this Article IV are true and correct as of the date of this Agreement and as of the Closing Date.

SECTION 4.01.  Organization, Standing and Power.  Purchaser is duly organized, validly existing and in good standing under the laws of the State of Virginia and has full corporate power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business, other than such Permits the lack of which, individually or in the aggregate, has not had and could not reasonably be expected to have a Purchaser Material Adverse Effect.  Purchaser has delivered to Seller true and complete copies of the certificate of incorporation and by-laws of Purchaser, in each case as amended through the date of this Agreement.

SECTION 4.02.  Authority; Execution and Delivery; Enforceability.  Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement and the Ancillary Agreements or the consummation of the Acquisition and the other transactions contemplated hereby or thereby.  Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming the due execution and delivery of this Agreement and each Ancillary Agreement by the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency or similar laws relating to creditors’ rights generally and to general principles of equity.

SECTION 4.03.  No Conflicts; Consents.  The execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof do not and will not constitute or result in any Conflict under any provision of (i) the certificate of incorporation or by-laws of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or to which Purchaser, any of its subsidiaries or any of their respective properties or assets is subject or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Purchaser Material Adverse Effect.  No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution and delivery of this Agreement or any Ancillary Agreement, the consummation of the Acquisition or the other transactions contemplated hereby and thereby or compliance with the terms hereof and thereof, in each case other than compliance with and filings under the HSR Act and under or with respect to the Permits of the Business.

SECTION 4.04.  Proceedings.  There are not any (a) outstanding Judgments against or affecting Purchaser or any of its subsidiaries, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its subsidiaries or (c) investigations by any Governmental Entity that are pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its subsidiaries that, in any case, individually or in the aggregate, have had or could reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05.  Capital Resources.  Purchaser has, and will at the Closing and from time to time thereafter as required by this Agreement have, access to sufficient cash resources to pay the amounts required to be paid by Purchaser under this Agreement.

SECTION 4.06.  Brokers.  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Acquisition or any of the other transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Purchaser.

SECTION 4.07.  Exclusivity of Representations and Warranties.  EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR IN ANY CERTIFICATE OR SCHEDULE DELIVERED BY PURCHASER PURSUANT HERETO OR THERETO, PURCHASER MAKES NO REPRESENTATION OR WARRANTY, INCLUDING ANY IMPLIED WARRANTY CONCERNING ANY MATTER WHATSOEVER.  SELLER AND PARENT HEREBY DISCLAIM ANY SUCH OTHER OR IMPLIED REPRESENTATIONS OR WARRANTIES.  NOTHING IN THIS SECTION 4.07 SHALL BE CONSTRUED TO LIMIT IN ANY RESPECT THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF PURCHASER IN THIS AGREEMENT.

ARTICLE V

Covenants

SECTION 5.01.  Covenants of Parent and Seller Relating to Operation and Conduct of the Business.  (a)  Except to the extent set forth in Section 5.01 of the Seller Disclosure Letter or otherwise expressly permitted or required by the terms of this Agreement, from the date of this Agreement to the Closing, Seller shall conduct the Business in the usual, regular and ordinary course in substantially the same manner as previously conducted (including by using all commercially reasonable efforts to keep intact the Business, keep available the services of the current employees of the Business and preserve the relationships of the Business with customers, suppliers, licensors, licensees, distributors and others with whom the Business deals to the end that the Business shall be unimpaired at the Closing).  In addition (and without limiting the generality of the foregoing), from the date of this Agreement to the Closing, except to the extent set forth in Section 5.01 of the Seller Disclosure Letter or otherwise expressly permitted or required by the terms of this Agreement, Seller shall not do any of the following in connection with the Business without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) adopt or amend in any material respect any Assumed Benefit Plan (or any plan that would be an Assumed Benefit Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association, except in each case (A) as required by Applicable Law or (B) to the extent such Seller Benefit Plan or Contract would not constitute an Assumed Benefit Plan or give rise to an Acquired Asset or an Assumed Liability;

(ii) (A) except to the extent required under Applicable Law or any Seller Benefit Plan in effect on the date of this Agreement, (1) grant to any employee of the Business any increase in compensation, bonus or fringe or other benefits, other than increases in the ordinary course of business consistent with past practice that constitute with respect to any such employee an aggregate increase in such remuneration that is less than 4%, (2) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any employee of the Business, or (3) take any action to accelerate the vesting or payment of any compensation or benefit of any employee of the Business; or

(B) transfer any employee of the Business from the Business to any other business conducted by Seller or any of Seller’s affiliates or from Seller to any of Seller’s affiliates or transfer any employee of any other business conducted by Seller or any of Seller’s affiliates to the Business;

(iii) incur or assume any Indebtedness or other liabilities or obligations for borrowed money or guarantee any Indebtedness or other liabilities or obligations, other than (A) in the ordinary course of business and consistent with past practice or (B) to the extent such Indebtedness, liabilities or obligations will be discharged prior to the Closing Date;

(iv) permit, allow or suffer any Acquired Asset to become subjected to any Lien of any nature whatsoever other than Liens (A) to the extent constituting a Permitted Lien or (B) to the extent such Lien that will be released prior to the Closing Date with no consent or other action required from the holder of such Lien in connection with such release;

(v) (A) pay, discharge, settle or satisfy any claims, liabilities, obligations or Proceedings other than in the ordinary course of business consistent with past practice and in accordance with their terms, or (B) waive, assign, transfer or release any claims or rights of material value;

(vi) sell, transfer or lease any of its assets (other than Excluded Assets) to, or enter into any agreement or arrangement to do any of the foregoing with, Parent or any of its affiliates;

(vii) make any change in any method of accounting or accounting practice or policy other than those required by GAAP;

(viii) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that is material, individually or in the aggregate, to the Business; provided that Seller may acquire assets (A) pursuant to capital expenditures permitted pursuant to Section 5.01(a)(ix), (B) to the extent replacing or repairing damaged assets and (C) to comply with requirements imposed by Applicable Law;

(ix) make, incur or pay any capital expenditures in excess of $40,000 in the aggregate not disclosed in the capital expenditure budget of the Business provided to Purchaser prior to the date of this Agreement;

(x) sell, lease, license or otherwise dispose of any Acquired Asset, except inventory and obsolete or excess equipment sold in the ordinary course of business and consistent with past practice;

(xi) enter into or modify or amend in any material respect any lease of real property;

(xii) enter into any Contract (A) of a type described in Section 3.08(a)(iii), 3.08(a)(iv), 3.08(a)(x), 3.08(a)(xii) or 3.08(a)(xix), (B) of a type described in Section 3.08(a)(v) or 3.08(a)(vi) which, in the case of this clause (B), constitutes a sale-leaseback arrangement or (C) if such Contract would constitute an Assigned Contract and the execution and delivery by Parent and Seller of this Agreement or any Ancillary Agreement to which it is, or is specified to be, a party, the consummation by Parent and Seller of the Acquisition and the other transactions contemplated hereby and thereby or compliance by Parent and Seller with the terms hereof and thereof would constitute or result in a Conflict under any provision of such Contract;

(xiii) engage in (A) (i) any trade loading practices or (ii) any other promotional sales or discount activity with any customers or distributors with the effect of accelerating to pre-Closing periods sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in post-Closing periods, (B) any practice which would have the effect of accelerating to pre- Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods or (C) any practice which would have the effect of postponing to post-Closing periods payments due in connection with the operation or conduct of the Business that would otherwise be expected (based on past practice) to be made in pre-Closing periods, except in the case of clauses (A)(ii), (B) and (C) to the extent not inconsistent with past practice;

(xiv) except to the extent required under Applicable Law, make or change any deemed or express Tax election, change any Tax accounting period or method, or settle or compromise any liability with respect to Taxes, in each case, which could increase the Tax liability of Purchaser after the Closing Date; or

xv) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions.

(b)  Advice of Changes.  (i)  Until the Closing or the earlier termination of this Agreement, Parent and Seller shall promptly advise Purchaser in writing of (i) the occurrence of any change or event of which it has knowledge, or of which it becomes aware, that, individually or in the aggregate, has resulted or could reasonably be expected to result in any of the conditions to Purchaser’s obligations to consummate the transactions contemplated by this Agreement not being satisfied, (ii) upon acquiring knowledge thereof, the institution or the threat of institution of any Proceeding against or investigation of Seller or any of its affiliates related to this Agreement or the transactions contemplated hereby and (iii) the hiring of any new employees of the Business and the departure or termination of any employees of the Business.  Until the Closing or the earlier termination of this Agreement, Purchaser shall promptly advise Seller and Parent in writing (i) of the occurrence of any change or event of which it has knowledge, or of which it receives notice, that has resulted or could reasonably be expected to result in any of the conditions to Seller’s obligations to consummate the transactions contemplated by this Agreement not being satisfied and (ii) upon acquiring knowledge thereof, the institution or the threat of institution of any Proceeding against or investigation of Purchaser or any of its affiliates related to this Agreement or the transactions contemplated hereby.  In addition, and without limiting the foregoing, upon obtaining knowledge thereof, Parent and Seller shall give prompt notice to Purchaser of any representation or warranty made by Seller contained in this Agreement becoming untrue or inaccurate if such representation or warranty were made as of the date of this Agreement or as of the date such knowledge is obtained; provided, however, that no such notification shall affect the representations, warranties, covenants, agreements in this Agreement or the Ancillary Agreements for purposes of determining the satisfaction of the conditions set forth in Article VI or of determining whether any person is entitled to indemnification pursuant to Article VIII; and provided, further, that Purchaser shall not be entitled to indemnification pursuant to Section 8.01(a)(ii) in connection with any failure, in and of itself, by Parent or Seller to give any such notification.

(ii) Parent and Seller shall confer with Purchaser in good faith on a regular and frequent basis to apprise Purchaser of, and respond to inquiries of Purchaser with respect to, the general status of ongoing operations of the Business, including with respect to the status of the customer and supplier relationships of the Business.

(c)  Application of Insurance Proceeds.  Upon any damage, destruction or loss to any Acquired Asset prior to the Closing, Seller shall use its commercially reasonable efforts to collect any insurance applicable to such damage, destruction, loss or liability and shall apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such Acquired Asset before such event or, if required, to such other (better) condition as may be required by Applicable Law.  In addition, (x) to the extent Seller has a pending claim prior to the Closing with respect to any Assumed Liability under any insurance applicable thereto, Seller shall use its commercially reasonable efforts to collect the proceeds of such insurance, and (y) to the extent Seller receives any proceeds of such insurance prior to the Closing in respect of any Assumed Liability, Seller shall apply such insurance proceeds to the prompt payment of or other resolution of such Assumed Liability.

SECTION 5.02.  No Solicitation.  Parent and Seller shall not, nor shall either of them authorize or permit any of its affiliates or any of its or their respective Representatives to, (i) directly or indirectly solicit, initiate, encourage, induce or facilitate the submission, amendment or modification of any Acquisition Proposal or (ii) directly or indirectly enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with any person in connection with, or take any other action to facilitate, make effective, implement or consummate, any Acquisition Proposal or any inquiries regarding, or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any Acquisition Proposal.  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02 by any Representative of Seller or Parent or any of Seller or Parent’s affiliates shall constitute a breach of this Section 5.02 by Seller or Parent, as the case may be.

SECTION 5.03.  Access to Information.  (a)  Seller shall, and Parent shall cause Seller to, afford to Purchaser and its accountants, counsel and other Representatives reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the personnel, properties, books, contracts, commitments, Tax Returns and records of the Business (other than the Excluded Assets), and during such period shall furnish promptly to Purchaser any information concerning the Business as Purchaser may reasonably request; provided, however, that (i) Purchaser shall exercise its rights under this Section 5.03(a) in such a manner as to not unreasonably interfere with the operation of the Business and (ii) Seller may limit such access described above to the extent such access (x) would, in the opinion of Seller’s counsel, violate Applicable Law or (y) would require Seller, Parent or any of their affiliates to waive any attorney-client privilege.

(b)  Books and Records.

(i)  Seller will (and will cause its affiliates to), for a period of five years after the Closing Date, retain and make available to Purchaser and its Representatives for examination and copying, at Purchaser’s expense and upon reasonable notice, all books, records and files related to the Business that are Excluded Assets (other than those covered by Section 5.12(c)) for any reasonable purpose of Purchaser, such as for use in financial reporting of the defense or prosecution of proceedings or claims.  Such records may be destroyed or disposed of prior to the end of such five year period, provided that written notice thereof is first given to Purchaser and Purchaser is afforded a reasonable opportunity at its own expense to make copies (or take possession) of all or any part of such records.

(ii)  Purchaser will (and will cause its affiliates to), for a period of five years after the Closing Date, retain and make available to Seller and its Representatives for examination and copying, at Seller’s expense and upon reasonable notice, all books, records and files related to the Business that are Acquired Assets (other than those covered by Section 5.12(c)) for any reasonable purpose of Seller, such as for use in financial reporting or the defense or prosecution of Proceedings or claims.  Such records may be destroyed or disposed of prior to the end of such five year period, provided that written notice thereof is first given to Seller and Seller is afforded a reasonable opportunity at its own expense to make copies (or take possession) of all or any part of such records.

SECTION 5.04.  Confidentiality.  (a)  Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby and by the Ancillary Agreements is subject to the terms of the confidentiality agreement between Purchaser and Seller dated as of November 26, 2007 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

(b)  Parent and Seller shall keep confidential, and cause their affiliates and Representatives to keep confidential, all information relating to the Business, except (i) as required by Applicable Law or administrative process or pursuant to the applicable rules or regulations of, or any listing or similar agreement with, any United States or foreign stock exchange, (ii) for information that is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 5.04(b) and (iii) for disclosure to accountants and legal counsel of Parent or Seller to the extent that (A) such persons require such information in performing customary services for Parent or Seller and (B) each such person agrees in writing to keep confidential all such information on the same terms as set forth or referred to in this Section 5.04. The covenant set forth in this Section 5.04(b) shall terminate three years after the Closing Date.

SECTION 5.05.  Required Actions.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements.

(b)  In connection with and without limiting Section 5.05(a), promptly following the execution and delivery by the parties of this Agreement, the parties shall (i) make all necessary registrations, declarations and filings with Governmental Entities that are required in connection with the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements and (ii) use their respective commercially reasonable efforts to take all other actions required to be taken in order to obtain all Consents and nonactions required to be obtained from Governmental Entities in connection with the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements and in order to eliminate each other impediment that may be asserted by such Governmental Entities, in each case with respect to the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements, in each case so as to enable the Closing to occur as soon as reasonably possible.  Notwithstanding anything to the contrary in this Section 5.05, Purchaser shall in no event be required to offer or agree to (A) dispose of, hold separate or limit its operation of any portion of the Business or of its or its subsidiaries’ other businesses, assets or properties, (B) limit its or its subsidiaries’ ability to acquire or hold, or exercise full rights of ownership of, the Acquired Assets or any of its or its subsidiaries’ other businesses, assets or properties, (C) limit its or its subsidiaries’ ability to effectively control the Business or any of its or its subsidiaries’ other businesses, assets or properties.

(c)  In connection with and without limiting Section 5.05(a) or Section 5.05(b), Seller and Purchaser shall (i) as promptly as practicable, but in no event later than five business days, following the execution and delivery of this Agreement, file or cause to be filed with the Federal Trade Commission and the United States Department of Justice the initial notification and report form under the HSR Act required for the transactions contemplated hereby, (ii) cooperate in responding promptly to any Request for Additional Information and Documentary Material under the HSR Act or other request for further information from any Governmental Authority in respect of such filings and the transactions contemplated by this Agreement, (iii) use their respective commercially reasonable efforts to seek to terminate any waiting periods under the HSR Act as soon as practicable (it being agreed that nothing in this clause (iii) shall require any party to take any action referred to in the last sentence of Section 5.05(b)) and (iv) furnish the other party and the other party’s counsel as promptly as practicable with all such information and reasonable assistance as may be reasonably required in order to effectuate the foregoing actions.

(d)  In connection with and without limiting Section 5.05(a), prior to the Closing and for a period of 12 months thereafter, each party shall, and shall cause its affiliates to, use its commercially reasonable efforts (at its own expense, except as otherwise expressly provided herein) to obtain, and to cooperate in obtaining, all consents from third parties and Governmental Entities necessary or appropriate to permit the transfer of the Acquired Assets to, and the assumption of the Assumed Liabilities by, Purchaser; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any person from whom any such consent may be required (other than filing or application fees).

(e)  Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.05 shall require Purchaser to (i) consent to any action or omission by Parent or Seller that would be inconsistent with Section 5.01 absent such consent or (ii) agree to amend or waive any provision of this Agreement or any Ancillary Agreement.

(f)  Purchaser and Seller shall each keep the other informed in all material respects, and on a reasonably timely basis, of any material communication received by such party from, or given by such party or its affiliates to, any Governmental Entity and, to the extent reasonably practicable, to consult with each other in advance of any meeting or conference with any Governmental Entity regarding the transactions contemplated by this Agreement and the Ancillary Agreements, provided that nothing in this Section 5.05(f) shall be deemed to require that any party take any action that would result in the waiver of any attorney-client privilege.  To the extent reasonably practicable, neither Seller nor Purchaser shall independently participate in a telephone call or meeting with a Governmental Entity regarding the transactions contemplated hereby or any of the matters described in this Section 5.05 without using its commercially reasonable efforts to give the other prior notification of the call or meeting and, unless prohibited by such Governmental Entity or not reasonably practicable, the opportunity to attend and participate.

SECTION 5.06.  Expenses.  Whether or not the Closing takes place, and except as expressly set forth in the last sentence of Section 1.04(c), in Section 2.03(c) and in Article VIII, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Sections 1.04 and 5.05.

SECTION 5.07.  Employee Matters.  (a)  (i)  From and after the date that there has been a public announcement of this Agreement, and subject to Applicable Laws, Seller shall provide Purchaser with reasonable access, upon reasonable prior notice and during normal business hours, to the employees of Seller and the properties and personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of the Business Effective as of 11:59 p.m., New York City time, on the Closing Date, Purchaser shall, or shall cause its affiliates to, make offers of employment to each employee of Seller who provides services primarily with respect to the Business (each such employee, a “Business Employee”), other than those individuals identified on Section 5.07(a)(i) of the Seller Disclosure Letter, provided that such Business Employee is actively employed by Seller in the conduct of the Business as of the Closing.  Purchaser shall, or shall cause its affiliates to, offer employment to each Business Employee who is not actively employed in the conduct of the Business as of the Closing Date due to approved leave of absence, vacation or absence due to short-term disability, provided that such Business Employee presents himself or herself for active employment with Purchaser and its affiliates in the conduct of the Business, and provided further that, except as may otherwise be required under Applicable Laws, Purchaser shall not be required to, and shall not be required to cause its affiliates to, offer employment to any such Business Employee who does not present himself or herself for active employment prior to the sixth month anniversary of the Closing.  The Business Employees who accept such offer of employment and transfer to Purchaser or its affiliates (such employees, the “Transferred Employees”) shall commence employment with Purchaser or one of its affiliates (i) in the case of Transferred Employees actively employed in the conduct of the Business as of the Closing Date, as of 11:59 p.m., New York City time, on the Closing Date and (ii) in the case of any Transferred Employee who is not actively employed in the conduct of the Business as of the Closing Date due to approved leave of absence, approved leave for short-term disability or approved vacation, the date that such Business Employee commences active employment with Purchaser or its affiliates (such time with respect to each Business Employee, the “Transfer Time”).  Purchaser’s or its affiliates’ offers of employment to each Business Employee shall provide, in each case for a period of at least twelve months following the Closing Date, (i) the same level of base salary provided to such employee immediately prior to the Transfer Time and (ii) other employee benefits (not including equity-based compensation) substantially similar in the aggregate to those provided by Purchaser to its similarly situated employees in the same or similar geographic areas; provided that notwithstanding anything herein to the contrary, neither Purchaser nor its affiliates shall be required to provide any Transferred Employee with employee benefits that are considered by Purchaser to be grandfathered benefits under benefit plans, policies, programs or agreements sponsored, maintained or entered into by Purchaser or its affiliates.  Purchaser shall, or shall cause its affiliates to, provide severance benefits to any Transferred Employee whose employment is terminated within twelve months after the Closing Date in an amount no less favorable than would have been provided to such Transferred Employee under Seller’s severance plan covering such employees as in effect immediately prior to the Transfer Time to the extent such severance plan was provided by Seller to Purchaser prior to the date of this Agreement.

(ii)  Purchaser shall assume each employment agreement set forth on Schedule 5.07(a)(ii) of the Seller Disclosure Letter (each, an “Assumed Employment Agreement”), provided that the Business Employee whose employment with Seller is covered by such employment agreement becomes a Transferred Employee, and provided further that Seller shall retain responsibility for all liabilities and obligations arising prior to the Closing under the Assumed Employment Agreements.  Notwithstanding anything herein to the contrary, in no event shall a Transferred Employee whose employment is covered under an Assumed Employment Agreement be entitled to severance benefits from Purchaser and its affiliates that are in excess of the severance benefits provided under his or her Assumed Employment Agreement.

(iii)  Section 5.07(a)(iii) of the Seller Disclosure Letter sets forth (A) the annual cash bonus and commission arrangements covering employees of the Business in respect of Seller’s 2008 fiscal year (collectively, the “Bonus Plans”), (B) the performance targets under each such Bonus Plan and (C) in the case of the Rockwood Performance Bonus Plan, the target bonus percentages that each employee of the Business is eligible to receive under such Bonus Plan.  Following the Closing Date, Purchaser shall pay to the Transferred Employees such amounts with respect to the Bonus Plans as are reflected as a current liability on the Closing Statement and taken into account in the calculation of the Closing Working Capital Amount; provided that Purchaser shall be required to pay any such amount only to the extent that Purchaser determines in its sole discretion that the Transferred Employees would have become entitled to such amount under the applicable Bonus Plan if the Transferred Employees had remained employed by Seller and its affiliates through the end of Seller’s 2008 fiscal year.  Any amounts payable by Purchaser pursuant to this Section 5.07(a)(iii) shall be paid at such times, in such manner and subject to such conditions as such amounts would have been payable under the applicable Bonus Plan.

(b)  With respect to any welfare benefit plans maintained for the benefit of Transferred Employees or their eligible dependents following the Transfer Time, Purchaser shall (i) cause there to be waived any pre-existing condition limitations, exclusions and actively-at-work requirements with respect to participation and coverage, to the extent waived or satisfied under the Seller Benefit Plans at the Transfer Time, and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such Transferred Employees or their eligible dependents prior to the Transfer Time in the plan year in which the Transfer Time occurs for purposes of satisfying any applicable deductible or maximum out-of-pocket requirements under any similar welfare benefit plans sponsored or maintained by Purchaser or its affiliates in which such Transferred Employees or their eligible dependents participate following the Transfer Time.

(c)  Purchaser shall give, or cause its affiliates to give, each Transferred Employee credit for such Transferred Employee’s service with Seller and its affiliates prior to the Closing for purposes of (i) eligibility and vesting (but not for purposes of benefit accrual, early retirement subsidies or employer contributions under the Purchaser 401(k) Plan) under any employee benefit plan, program or arrangement maintained by Purchaser and its affiliates that covers Transferred Employees after the Closing Date and (ii) entitlements under vacation, sick leave and severance policies; provided in each case that service with Seller and its affiliates prior to the Closing shall be recognized only to the extent that such service would have been recognized under a similar plan, program or arrangement maintained by Seller and its affiliates and will not result in a duplication of benefits.

(d)  Seller shall be responsible for providing continuation coverage, within the meaning of the continuation coverage requirement of Section 601 et seq. of ERISA and Section 4980B of the Code (collectively, “COBRA”), as is required pursuant to COBRA, in respect of any employee of Seller or any “qualified beneficiary” (as defined in COBRA) of any such employee who incurs a “qualifying event” (as defined in COBRA) at or prior to the Transfer Time.  Purchaser shall be responsible for providing such continuation coverage as is required under COBRA in respect of any Transferred Employee or any qualified beneficiary of a Transferred Employee, in each case, who incurs a qualifying event following the Transfer Time.

(e)  Seller shall be responsible for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, under any Seller Benefit Plans that are “employee welfare benefit plans” (within the meaning of Section 3(1) of ERISA) (i) at any time by any employees of Seller that are not Transferred Employees (and their eligible dependents and beneficiaries) and (ii) at or prior to the Transfer Time by Transferred Employees (and their eligible dependents and beneficiaries).  Purchaser shall be responsible for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred following the Transfer Time by any Transferred Employees (and their eligible dependents and beneficiaries) under any welfare benefit plans of Purchaser or its affiliates.  For purposes of this Section 5.07(d), a claim shall be deemed to be incurred as follows: (1) life, accidental death and dismemberment, disability and business travel accident insurance benefits, upon the death, accident or illness giving rise to such benefits and (2) health, dental and prescription drug benefits (including in respect of any hospital confinement), upon the provision of the related services, materials or supplies.

(f)  (i)  Effective as of the Closing, Purchaser shall have in effect (or shall cause one of its affiliates to have in effect) a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser 401(k) Plan”) that will provide benefits to Transferred Employees participating in the Profit Sharing/401(k) Plan for Employees of Rockwood Specialties Inc. (the “Seller 401(k) Plan”).  Seller shall cause each Transferred Employee to become fully vested as of the Closing Date in his or her account balance under Seller 401(k) Plan.  Each Transferred Employee participating in the Seller 401(k) Plan as of the Transfer Time shall become a participant in the Purchaser 401(k) Plan immediately following the Transfer Time.  The accounts of Transferred Employees under the Seller 401(k) Plan shall be distributable according to the terms of the Seller 401(k) Plan.  Purchaser shall cause the Purchaser 401(k) Plan to accept “direct rollovers” (within the meaning of Section 401(a)(31) of the Code) of distributions from the Seller 401(k) Plan to Transferred Employees (including direct rollovers of outstanding loans and any promissory notes or other documents evidencing such loans), if such rollovers are elected in accordance with the terms of the Seller 401(k) Plan and Applicable Law by such Transferred Employees, subject to Purchaser’s satisfaction that (x) the Seller 401(k) Plan is in compliance with all Applicable Laws, (y) such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code, and (z) the trust that forms a part of such plan is exempt from tax under Section 501(a) of the Code.

(ii)  With respect to each Transferred Employee who is a participant in the Seller 401(k) Plan on the Closing Date and who continues employment with Purchaser through December 31, 2008, Seller shall pay to Purchaser an amount equal to the product of (x) the “covered compensation” under the Seller 401(k) Plan earned by such Transferred Employee from the beginning of the Seller 401(k) Plan’s 2008 plan year through the Closing Date and (y) the “Applicable Percentage”.  The “Applicable Percentage” shall mean the profit sharing contribution percentage up to a maximum of 4% of a Transferred Employee’s covered compensation, as determined by Seller in its sole discretion, that would have been made by Seller with respect to the Transferred Employee for the Seller 401(k) Plan’s 2008 plan year if the Transferred Employee had remained employed by Seller and its affiliates through the end of the Seller 401(k) Plan’s 2008 plan year.  The aggregate amount, if any, payable with respect to Transferred Employees pursuant to this Section 5.07(f)(ii) (the “Seller PSP  Contribution”) shall be paid to Purchaser as soon as practicable (but no more than thirty (30) days) after the date that Seller determines to make profit sharing contributions under the Seller 401(k) Plan with respect to the 2008 plan year for the benefit of employees of Seller and its affiliates who do not become Transferred Employees.  Each Transferred Employee’s allocable share of the Seller PSP Contribution shall be credited by Purchaser to the Transferred Employee under the applicable tax-qualified retirement plan maintained by Purchaser.

(iii)  Seller shall cause each Transferred Employee to become fully vested as of the Closing Date in his or her account balance under the Rockwood Specialties Inc. Money Purchase Pension Plan (the “Seller MPP”).  With respect to each Transferred Employee who is a participant in the Seller MPP on the Closing Date, Seller shall pay to Purchaser an amount equal to the product of (x) the “covered compensation” under the Seller MPP earned by such Transferred Employee from the beginning of the Seller MPP’s 2008 plan year through the Closing Date and (y) the Seller money purchase contribution percentage equal to the Seller money purchase contribution percentage applicable to such Transferred Employee under the Seller MPP on the Closing Date.  The aggregate amount payable with respect to Transferred Employees pursuant to this Section 5.07(f)(iii) (the “Seller MPP Contribution”) shall be paid to Purchaser as soon as practicable (but no more than thirty days) after the Closing Date.  Each Transferred Employee’s allocable share of the Seller MPP Contribution shall be credited by Purchaser to the Transferred Employee under the applicable tax- qualified retirement plan maintained by Purchaser.

(iv)  For the avoidance of doubt, neither the Seller MPP Contribution nor the Seller PSP Contribution, nor any assets or liabilities associated therewith, shall be reflected in the Closing Statement or be taken into account in the calculation of the Closing Working Capital Amount.

(g)  Seller shall retain, and shall indemnify and hold harmless Purchaser and its affiliates from and against, all liabilities pursuant to the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local statute in connection with any actions of Seller.  Purchaser shall indemnify and hold harmless Seller and its affiliates from and against all liabilities pursuant to WARN and all similar state or local statutes in connection with any action of Purchaser.

(h)  Seller shall be responsible for all (i) severance, separation, change in control, termination, bonus or other compensation or benefits, (ii) acceleration of the time of payment or vesting of any compensation or benefits and (iii) benefits the value of which will be calculated on the basis of the Acquisition or any of the other transactions contemplated by this Agreement or the Ancillary Agreements, in each case payable pursuant to any Seller Benefit Plan and whether payable as a result of the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements or otherwise (any such entitlement, a “Severance Benefit”); provided, however, that Purchaser (and not Seller) shall be responsible for any Severance Benefits to which a Transferred Employee becomes entitled following the Closing (but only to the extent such Transferred Employee becomes entitled to such Severance Benefits as a result of the termination of Transferred Employee’s employment by Purchaser).

(i)  Section 5.07(i) of the Seller Disclosure Letter sets forth each Assumed Benefit Plan.  Notwithstanding any other provision of this Agreement to the contrary, from and after the Closing, Seller shall retain all liabilities with respect to (i) all liabilities and obligations under all Seller Benefit Plans, except, solely in the case of this clause (i), to the extent that any such Seller Benefit Plan is an Assumed Benefit Plan that is not an Assumed Employment Agreement, (ii) all employment and employee-benefits related liabilities in connection with any current or former employee of Seller who is not a Transferred Employee and (iii) all employment and employee-benefits related liabilities in connection with any Transferred Employee that relate to periods prior to the Closing, except, solely in the case of this clause (iii), to the extent explicitly assumed by Purchaser pursuant to this Agreement.

(j)  Purchaser and Seller shall take all actions necessary or appropriate so that, effective as of the Closing, (i) the account balances (whether positive or negative) (the “Transferred Account Balances”) under the flexible spending plan maintained by Seller (the “Seller Cafeteria Plan”) of the Transferred Employees who are participants in the Seller Cafeteria Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser Cafeteria Plan”); (ii) the elections, contribution levels and coverage levels of the Transferred Employees shall apply under the Purchaser Cafeteria Plan in the same manner as under the Seller Cafeteria Plan; and (iii) the Transferred Employees shall be reimbursed from the Purchaser Cafeteria Plan for claims which have been (A) incurred at any time during the plan year of the Seller Cafeteria Plan in which the Closing Date occurs and (B) submitted to the Purchaser Cafeteria Plan from and after the Closing Date, on the same basis and the same terms and conditions as under the Seller Cafeteria Plan.  As soon as practicable after the Closing Date, and in any event within ten business days after the amount of the Transferred Account Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred Account Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred Account Balances, if such amount is negative.  The Seller Cafeteria Plan shall be considered an Assumed Benefit Plan for purposes of this Agreement solely with respect to Transferred Account Balances transferred in accordance with this Section 5.07(j).

(k)  Notwithstanding any other provision in this Agreement to the contrary, Purchaser shall not assume any liability or other obligation with respect to any stock option or other award (each, an “Equity Award”) granted under any equity compensation or award program, plan or agreement of Seller or any of its affiliates (each such plan, a “Seller Equity Plan”).  With respect to any Equity Award granted to any Transferred Employee and outstanding as of the Closing Date under any Seller Equity Plan, Seller and its affiliates shall take all actions necessary to ensure that each such Equity Award that is vested as of the Closing Date shall be permitted to remain outstanding until the earlier of (x) the twelve month anniversary of the Closing Date and (y) the last day of the Equity Award’s original term, provided that nothing in this Section 5.07(k) shall require Seller or any of its affiliates to take any action that would (x) result in a violation of Applicable Law or in the imposition of the additional tax under Section 409A of the Code or (y) be inconsistent with the terms of the applicable Seller Equity Plan.

(l)  Except as otherwise may be required by Applicable Law, effective as of the Closing Date Purchaser shall recognize, be responsible for and assume all accrued but unpaid vacation time of the Transferred Employees, but only to the extent such vacation time is reflected on the Closing Statement.

(m)  The provisions of this Section 5.07 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Transferred Employees prior to or following the Transfer Time or (ii) confer upon or give to any person, other than the parties to this Agreement and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.07 under or by reason of any provision of this Agreement.

SECTION 5.08.  Post-Closing Cooperation.  (a)  Without limitation of the agreements under Section 1.04, Purchaser, Parent and Seller shall cooperate with each other, and shall cause their officers, employees, agents, auditors and other Representatives to reasonably cooperate with each other, for a period of 180 days after the Closing to ensure the orderly transition of the Business from Seller to Purchaser and to minimize any disruption to the Business and the other respective businesses of Parent and Purchaser that might result from the transactions contemplated hereby.  After the Closing, upon reasonable written notice, Purchaser, Parent and Seller shall furnish or cause to be furnished to each other and their employees, counsel, auditors and other Representatives access, during normal business hours, to such information and assistance relating to the Business (to the extent within the control of such party) as is reasonably necessary for financial reporting and accounting matters.

(b)  Neither party shall be required by this Section 5.08 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations (or, in the case of Purchaser, the Business).  Any information relating to the Business received by Parent, Seller or any of their affiliates pursuant to this Section 5.08 shall be subject to Section 5.04(b).

SECTION 5.09.  Publicity.  Prior to the Closing, no public release or announcement concerning this Agreement, any Ancillary Agreement, the Acquisition or any of the other transactions contemplated hereby or thereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that any party may make any such release or announcement that is required by Applicable Law or the rules and regulations of each stock exchange upon which any securities of such party are listed, in which case the party required to make such release or announcement shall, to the extent permitted by Applicable Law, give the other parties prior notice of, and allow the other parties reasonable time to comment on, such release or announcement in advance of such issuance; provided, further, that each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding this Agreement, any Ancillary Agreement, the Acquisition or any of the other transactions contemplated hereby and thereby after reasonable prior notice to and consultation with the other.

SECTION 5.10.  Agreements Not To Compete.  Each of Holdings, Parent and Seller understands that Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 5.10.  Therefore:

(a)  For a period of seven years from the Closing, each of Holdings, Parent and Seller shall not, and shall cause each of its subsidiaries not to, directly or indirectly, anywhere in the world, engage in activities or businesses, or establish any new businesses, that are substantially in competition with the Business (“Competitive  Activities”), including (i) selling goods or services of the type sold by the Business, except that if any goods or services were not sold by the Business during the period of time that it was owned by Seller and are not sold by the Business at the time of the Closing (collectively, “Permitted Goods and Services”), each of Holdings, Parent and Seller and their respective subsidiaries may sell any Permitted Goods and Services notwithstanding anything contained in this Agreement, (ii) soliciting any customer or prospective customer of the Business to purchase any goods or services sold by the Business, other than Permitted Goods and Services, from anyone other than Purchaser and its affiliates, and (iii) assisting any person in any way to do, or attempt to do, anything prohibited by clause (i) or (ii) above.

(b)  For a period of two years from the Closing, on behalf of itself or any other person, each of Holdings, Parent and Seller shall not, and shall cause each of its subsidiaries not to, directly or indirectly, engage in (i) soliciting or recruiting for employment, consultancy or other similar arrangement any employees of the Business as of the date of this Agreement or as of the Closing Date, except for general advertisements or the use of recruiters so long as employees of the Business or persons who have worked for the Business are not targeted, or (ii) hiring any employees of the Business as of the date of this Agreement or as of the Closing Date, in either case except for any individual identified on Section 5.07(a)(i) of the Seller Disclosure Letter.

(c)  Nothing herein shall be construed to prevent Holdings, Parent or Seller or their affiliates from (x) owning, directly or indirectly, (A) up to 5% of any class of equity securities listed on a national securities exchange and issued by a person engaged, directly or indirectly, in Competitive Activities or (B) up to 5% in value of any instrument of indebtedness of a person engaged, directly or indirectly, in Competitive Activities or (y) acquiring and owning any person or business if less than 5% (or, if such acquisition is consummated on or after the second anniversary of the Closing Date, if less than 15%) of the aggregate revenues of such person or business (calculated on a consolidated basis) during its last complete fiscal year preceding the date of such acquisition is attributed to Competitive Activities, provided that (i) Holdings, Parent, Seller or their affiliate, as applicable, shall use its reasonable best efforts to dispose of the portion of such person or business engaging in Competitive Activities within twelve months of the consummation by Holdings, Parent, Seller or their affiliate, as applicable, of the acquisition of such person or business and (ii) Holdings, Parent, Seller or their affiliate, as applicable, shall (x) inform Purchaser of the proposed sale of such competitive portion of such acquired business or, if such portion is proposed to be sold in a transaction involving other businesses, such transaction (any such proposed sale, a “Proposed Divestiture”) in advance of informing or commencing discussions with any other potential acquiror or initiating any auction or other sale process with respect to such Proposed Divestiture (it being understood that Holdings, Parent, Seller or their affiliate, as applicable, may inform or commence discussions with other potential acquirors or initiate any auction or other sale process at such time thereafter that it determines) and (y) permit Purchaser to participate in any auction or other sale process with respect to any such sale on the same basis as all other potential acquirors.  For the avoidance of doubt, Holdings, Parent, Seller or their affiliate, as applicable, shall be under no obligation to enter into any such transaction with Purchaser, and shall be free in their sole discretion to make such Proposed Divestiture to any person they select.

(d)  Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article VIII and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.10.  It is accordingly agreed that Purchaser shall be entitled to equitable relief, including an injunction or injunctions to prevent breaches of this Section 5.10 and to enforce specifically the performance of the terms and provisions of this Agreement, without proof of actual damages, this being in addition to any other remedy to which Purchaser is entitled at law or in equity.  Holdings, Parent and Seller further agree not to assert that such a remedy, including a remedy of specific enforcement, is unenforceable, invalid, contrary to law or inequitable, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(e)  For the avoidance of doubt, this Section 5.10 shall not apply to (i) any person (and subsidiaries thereof, other than Holdings and its subsidiaries) that acquires control of Holdings after the date of this Agreement or (ii) any portfolio company (other than Holdings and its subsidiaries) of any direct or indirect stockholder of Holdings.

SECTION 5.11.  Further Assurances.  From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.05), as such other party may reasonably deem necessary or desirable to consummate the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements, including, in the case of Parent or Seller, executing and delivering to Purchaser such assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

SECTION 5.12.  Tax Matters.  (a)  (i)  Within 90 days of the determination of the Final Purchase Price, Purchaser shall provide Seller a proposed allocation (the “Allocation”) prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder of the total consideration (including Assumed Liabilities) among the Acquired Assets.  The Allocation shall become final and binding 20 days after Purchaser provides the Allocation to Seller, unless Seller objects in good faith.  In that case, the parties will attempt in good faith to agree upon the Allocation.  If the parties cannot agree on the Allocation, each party hereto shall use its own allocation, as each such party shall deem appropriate.

(ii)  Parent, Seller and Purchaser agree to file all Tax Returns consistent with the final versions of the allocations and forms described in this Section 5.12.

(b)  (i)  All Transfer Taxes applicable to the conveyance and transfer from Seller to Purchaser of the Acquired Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer shall be paid by Seller.  Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other party in providing any information and documentation that may be necessary to obtain such exemptions.

(ii)  Parent, Seller and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with Seller’s payment of Transfer Taxes.  Each party shall execute and deliver all instruments and certificates reasonably necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(c)  Seller and Purchaser shall each retain all Tax Returns, schedules and work papers, records and other documents in its possession (or in the possession of their affiliates) relating to Tax matters relevant to the Business for each taxable period first ending after the Closing and for all prior taxable periods until the later of (a) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extension for the respective Tax periods, or (b) six years following the due date (without extension) for such Tax Returns.  Seller and Purchaser agree to provide each other with (x) access to such Tax Returns and other documents on a reasonable basis and as needed by the party requesting access and (y) such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return relating to the Business, any audit or other examination by any Taxing Authority or any Proceeding with respect to Taxes relating to the Business.

SECTION 5.13.  Other Transaction Agreements.  (a)  On the Closing Date, each of Parent, Seller and Purchaser shall execute and deliver an agreement substantially in the form of Exhibit A hereto (such agreement, the “Transition Services Agreement”).

(b)  On the Closing Date, Seller and Purchaser shall execute and deliver a temporary site license agreement substantially in the form of Exhibit B hereto (such agreement, the “Site License”).

SECTION 5.14.  License to Seller Name.  Without limiting any of the agreements set forth in Section 1.04(c), Parent and Seller hereby grant Purchaser a fully paid-up, royalty-free license, effective upon the Closing and for a term expiring on the date that is two years after the Closing Date, to (a) use the name “Advantis” (or any other name associated with the products of the Business and not constituting an Acquired Asset, other than “Rockwood” and names incorporating “Rockwood” to the extent not used on any product labels of the Business) in labeling any products of the Business and in internal documents and records relating to products of the Business, including material safety data sheets; (b) refer to “Advantis” (or any other name associated with the products of the Business and not constituting an Acquired Asset, other than “Rockwood” and names incorporating “Rockwood” to the extent not used on any product labels of the Business) in describing the origin of the products of the Business in oral communications to customers of the Business and (c) use the name “Advantis” (or any other name associated with the products of the Business and not constituting an Acquired Asset, other than “Rockwood” and names incorporating “Rockwood” to the extent not used on any product labels of the Business) in oral and written communications to customers of the Business regarding the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements.  Purchaser shall indemnify Parent, Seller and their respective affiliates and Representatives against, and hold them harmless from, any Losses arising from, in connection with, as a result of or otherwise with respect to the arrangements described in this Section 5.14, other than any Losses with respect to which Seller or Parent has expressly provided an indemnity to Purchaser hereunder.

SECTION 5.15.  Customer Returns.  Purchaser shall be responsible for accepting all returns and exchanges of products sold or manufactured by the Business prior to the Closing, in accordance with Purchaser’s policies in respect of returns and exchanges applicable to products manufactured and sold by the Business as conducted by Purchaser following the Closing; provided, however, that the aggregate amount of all liabilities of Purchaser pursuant to this Section 5.15 shall not exceed $15,000; provided, further, that Purchaser shall not be required to accept any return or exchange to the extent such acceptance would constitute or result in a violation of any applicable Environmental Law, including the Resource Conservation and Recovery Act of 1976, as amended.

SECTION 5.16.  Parent and Affiliate Guarantees.  Purchaser shall reasonably cooperate in good faith with Parent and its affiliates to facilitate the release of Parent and its affiliates from all guarantees or other similar assurances provided by Parent, Seller or any of their affiliates to any person (other than Parent, Seller, Purchaser or any of their affiliates) in respect of any of the Assumed Liabilities, in each case as of the Closing or as promptly as practicable thereafter.  In the case of the Business’ Ontario, California lease, if not theretofore released, Purchaser shall use its reasonable best efforts to obtain the release of Parent or its applicable affiliate upon the first renewal of such lease following Closing.

ARTICLE VI

Conditions Precedent

SECTION 6.01.  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for the Acquired Assets and the obligation of Seller to sell the Acquired Assets to Purchaser is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a)  HSR Act.  Any waiting period (and any extension thereof) applicable to the Acquisition under the HSR Act shall have been terminated or shall have expired.

(b)  No Injunctions or Restraints.  No Applicable Law, Judgment or other legal restraint or prohibition, whether preliminary, temporary or permanent (each, a “Restraint”), shall have been issued by a Governmental Entity and shall remain in effect that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

SECTION 6.02.  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Acquired Assets is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.

(i) The representations and warranties of Parent and Seller in this Agreement that are qualified as to materiality or Seller Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date (in which case, as of such earlier date);

(ii) the representations and warranties of Parent and Seller set forth in Sections 3.02, 3.05, 3.06, 3.07(b) and 3.14 that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case, as of such earlier date); and

(iii) the representations and warranties of Parent and Seller in this Agreement and in the Ancillary Agreements (other than the representations and warranties set forth in Sections 3.02, 3.05, 3.06, 3.07(b) and 3.14) shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case, as of such earlier date), and except to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifier as to materiality or Seller Material Adverse Effect set forth therein) have not had and could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Purchaser shall have received a certificate signed by an authorized officer of Parent and an authorized officer of Seller to the effect of clauses (i) through (iii) of this Section 6.02(a).

(b)  Performance of Obligations of Parent and Seller.  Each of Parent and Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent or Seller, as applicable, by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of Parent and an authorized officer of Seller to such effect.

(c)  Absence of Proceedings.  There shall not be pending any Proceeding commenced by any Governmental Entity nor any Proceeding threatened by a Governmental Entity (i) challenging or seeking to restrain, limit or prohibit the Acquisition or any other transaction contemplated by this Agreement or the Ancillary Agreements or seeking to obtain from Purchaser or any of its subsidiaries in connection with the Acquisition any material damages, (ii) seeking to prohibit or limit the ownership or operation by Purchaser or any of its subsidiaries of any material portion of the Business, or to compel Purchaser or any of its subsidiaries to dispose of or hold separate any material portion of the Business or any of the other businesses, assets of properties of Purchaser and its subsidiaries, (iii) seeking to impose limitations on the ability of Purchaser to acquire or hold, or exercise full rights of ownership of, the Acquired Assets or any of the other businesses, assets of properties of Purchaser and its subsidiaries or (iv) seeking to prohibit Purchaser or any of its subsidiaries from effectively controlling in any material respect the Business or any of the other businesses, assets of properties of Purchaser and its subsidiaries in each case as a result of the Acquisition.  No Restraint having any of the effects described in clauses (i) through (iv) of the immediately preceding sentence shall be in effect.

(d)           Third Party Matters.  The assignment listed on Section 6.02(d) of the Seller Disclosure Letter shall be valid and shall have become effective, and the written consent listed on Section 6.02(d) of the Seller Disclosure Letter shall have been received by Purchaser.

(e)           Non-Foreign Affidavit.  Seller shall have delivered to Purchaser a non- foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and conforming to the requirements of Treas. Reg. § 1.1445-2(b)(2), certifying that Seller is not a “foreign person” as defined in Section 1445 of the Code.

SECTION 6.03.  Conditions to Obligation of Seller.  The obligation of Seller to sell, assign, convey, and deliver the Acquired Assets is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.

(i) The representations and warranties of Purchaser in this Agreement that are qualified as to materiality or Purchaser Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date (in which case, as of such earlier date);

(ii) the representations and warranties of Purchaser set forth in Section 4.02 shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date; and

(iii) the representations and warranties of Purchaser in this Agreement and in the Ancillary Agreements (other than the representations and warranties set forth in Section 4.02) shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case, as of such earlier date), and except to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifier as to materiality or Purchaser Material Adverse Effect set forth therein) have not had and could not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Seller shall have received a certificate signed by an authorized officer of Purchaser to the effect of clauses (i) through (iii) of this Section 6.03(a).

(b)  Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(c)  Absence of Proceedings.  There shall not be pending any Proceeding commenced by any Governmental Entity nor any Proceeding threatened by a Governmental Entity in respect of the Acquisition that claims as a potential remedy, in the event the Acquisition is consummated, any material monetary damages from Parent or any of its subsidiaries.

SECTION 6.04.  Frustration of Closing Conditions.  None of Purchaser, Parent or Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to take the actions required by Section 5.05 to be taken in order to cause the Closing to occur.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01.  Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of Parent, Seller and Purchaser;

(ii) by either Purchaser, on one hand, or Seller or Parent, on the other hand, if:

(A) the Closing shall not have occurred on or before December 4, 2008 (the “Outside Date”); provided, however, that if as of such date the condition set forth in Section 6.01(a) shall not have been satisfied or waived but all other conditions to the parties’ obligations to consummate the Acquisition shall have been satisfied or waived or shall be reasonably capable of being satisfied, then the Outside Date shall automatically be extended to March 4, 2009; provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(a)(ii)(A) shall not be available to any party if the failure of the Closing to occur on or before the Outside Date is due to a breach by such party (or, in the case of Parent or Seller, due to a breach by either of them) of its obligations under this Agreement or the failure of any of such party’s representations and warranties (or, in the case of Parent, the representations and warranties of Seller) in this Agreement to be true; or

(B) if any Restraint having the effects set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable;

(iii) by Parent or Seller, if Purchaser breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Purchaser contained herein fails to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is not reasonable capable of being cured by Purchaser within 30 days after Purchaser’s receipt of written notice thereof from Parent or Seller (provided that neither Seller nor Parent is then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Seller or Parent contained herein then fails to be true and correct such that the conditions set forth in Section 6.02(a) or Section 6.02(b) could not then be satisfied);

(iv) by Purchaser if either Parent or Seller breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Seller contained herein fails to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is not reasonable capable of being cured by Parent or Seller, as the case may be, within 30 days after Purchaser’s receipt of written notice thereof from Purchaser (provided that Purchaser is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Purchaser contained herein then fails to be true and correct such that the conditions set forth in Section 6.03(a) or Section 6.03(b) could not then be satisfied); or

(v) by Purchaser if any Restraint having any of the effects set forth in Section 6.02(c) shall be in effect and shall have become final and nonappealable.

(b)  In the event of termination by Parent and Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party.  If the transactions contemplated by this Agreement are terminated as provided herein:

(i) Purchaser shall return all documents and other material received from Parent or Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller; and

(ii) all confidential information received by Purchaser with respect to the Business shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02.  Effect of Termination.  If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.04 (relating to confidentiality), (ii) Section 5.06 (relating to certain expenses), (iii) Sections 3.24 and 4.06 (relating to finder’s fees and broker’s fees), (iv) Section 7.01(b) and this Section 7.02 and (v) Section 5.09 (relating to publicity).  Nothing in this Section 7.02 shall be deemed to release any party from any liability for any willful or intentional breach by such party of the terms and provisions of this Agreement prior to termination of this Agreement.

SECTION 7.03.  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  By an instrument in writing Purchaser, on the one hand, or Parent and Seller, on the other hand, may waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE VIII

Indemnification

SECTION 8.01.  Indemnification by Parent and Seller.  (a)  From and after the Closing, Parent and Seller, jointly and severally, shall indemnify Purchaser and its affiliates and each of their respective Representatives and stockholders against, and hold them harmless from, any Losses arising from, in connection with or otherwise with respect to:

(i) any inaccuracy in, or breach of, any representation or warranty of Parent or Seller contained in this Agreement or any certificate delivered in connection herewith;

(ii) any failure by Parent or Seller to perform any covenant, agreement, obligation or undertaking contained in this Agreement or in any Ancillary Agreement;

(iii) any Excluded Liability; and

(iv) any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including reasonable third-party fees and expenses) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any such indemnified party with respect to the foregoing.

(b)  Notwithstanding any other provision of this Article VIII, Parent and Seller shall not have any liability:

(i) under clause (i) of Section 8.01(a) (and, to the extent relating thereto, clause (iv) of Section 8.01(a)) for any Loss unless (A) the amount of such Loss exceeds $15,000, in which case the entire amount of such Loss shall be included for purposes of computing the Losses that are indemnifiable hereunder and/or applicable against the Deductible Amount (defined below), and (B) the aggregate amount of such Losses for which indemnification would otherwise be available exceeds $500,000 (the “Deductible Amount”), in which event recovery by the indemnified parties shall be limited to that portion of such Losses that exceed the Deductible Amount; provided, however, that the limitations set forth in this clause (i) shall not apply to any claim for indemnification to the extent arising out of an inaccuracy or breach of any representation or warranty contained in Sections 3.01, 3.02, 3.03, 3.05, 3.14 or 3.24 or the third sentence of Section 3.18 (to the extent such sentence relates to actions described in Sections 5.01(vii), (xiii) or (xiv)) (the “Seller Specified Representations”), to any representation or warranty contained in Section 3.15 or to any Loss incurred due to fraud against Purchaser by or on behalf of Parent or Seller;

(ii) under clause (iii) of Section 8.01(a) (and to the extent relating thereto, clause (iv) of Section 8.01(a)) for any Losses in respect of any On-Site Environmental Liabilities unless the amount of all such Losses in the aggregate exceeds $15,000;

(iii) under clause (i) of Section 8.01(a) (and, to the extent relating thereto, clause (iv) of Section 8.01(a)) in excess of $25,000,000; provided, however, that the limitation set forth in this clause (iii) shall not apply to any claim for indemnification to the extent arising out of an inaccuracy or breach of any Seller Specified Representation or to any Loss incurred due to fraud against Purchaser by or on behalf of Parent or Seller; or

(iv) under clause (i) of Section 8.01(a) (and, to the extent relating thereto, clause (iv) of Section 8.01(a)) in aggregate in excess of the Final Purchase Price.

SECTION 8.02.  Indemnification by Purchaser.  From and after the Closing, Purchaser shall indemnify Parent, Seller, their affiliates and each of their respective Representatives and stockholders against, and agrees to hold them harmless from, any Losses, for or on account of or arising from or in connection with or otherwise with respect to:

(a)  inaccuracy in, or breach of, any representation or warranty of Purchaser contained in this Agreement or any certificate delivered in connection herewith;

(b)  any failure by Purchaser to perform any covenant, agreement, obligation or undertaking contained in this Agreement or in any Ancillary Agreement;

(c)  any Assumed Liability; and

(d)  any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including reasonable third-party fees and expenses) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any such indemnified party with respect to the foregoing.

SECTION 8.03.  Termination of Indemnification.  Except with respect to any fraud by or on behalf of any party against the other party, such party’s obligations to indemnify and hold harmless any other party pursuant to (i) Section 8.01(a)(i) (other than with respect to the Seller Specified Representations and the representations in Section 3.15) and, to the extent relating thereto, Section 8.01(a)(iv), shall terminate on the date that is two years after the Closing Date and (ii) pursuant to Section 8.01(a)(iii) and, to the extent relating thereto, Section 8.01(a)(iv), in respect of any On-Site Environmental Liabilities related to the Alpharetta Site, shall terminate on the date that is ten years after the Closing Date; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the applicable indemnified party shall have, before the expiration of such period, previously made a claim by delivering a notice of such claim pursuant to Section 8.04 to the applicable indemnifying party.  Any other obligation to indemnify and hold harmless any party shall terminate upon the expiration of the relevant statute of limitations, taking into account extensions thereof; provided, however, that such obligations shall not terminate with respect to any item as to which the applicable indemnified party has, as of the expiration of the relevant period, taking into account extensions thereof, a pending suit against the applicable indemnifying party.

SECTION 8.04.  Procedures.  (a)  Third Party Claims.  If a claim by a third party is made against a party hereto or any of its affiliates (the “indemnified party”) in respect of, arising out of or involving a matter for which the indemnified party is entitled to be indemnified by another party hereto (the “indemnifying party”) pursuant to this Article VIII (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing of the Third Party Claim promptly following receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent (and only to the extent) the indemnifying party shall have been actually and materially prejudiced as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)  Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense and, subject to the seventh sentence of this Section 8.04(b), settlement thereof with counsel selected by the indemnifying party and shall have the right, but not the obligation, to assert any cross-claim or counterclaim in connection therewith; provided, however, that such counsel is not reasonably objected to by the indemnified party.  Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the reasonable fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof.  If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  If the indemnifying party assumes the defense of a Third Party Claim, (A) the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, which releases the indemnified party completely in connection with such Third Party Claim and that would not otherwise adversely affect the indemnified party, and (B) the indemnified party shall not enter into any settlement, compromise or discharge of a Third Party Claim without the prior written consent of the indemnifying party (which shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such Third Party Claim) if (i) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages or (ii) the indemnified party reasonably believes itself to be exposed, in the event that such Third Party Claim is not resolved in the indemnified party or indemnifying party’s favor, to Losses in excess of amounts reasonably expected to be received from the indemnifying party.  In the case of any Third Party Claim referred to in clause (i) of the immediately preceding sentence, if such equitable relief or other relief portion of such Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion of such Third Party Claim relating to money damages.

(c)  Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 8.01 or 8.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party.  Subject to Sections 8.03 and 8.05, the failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 8.01 or 8.02, except to the extent that the indemnifying party demonstrates that it has been actually and materially prejudiced by such failure.  If the indemnifying party does not notify the indemnified party within thirty days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.01 or 8.02, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.01 or 8.02 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

SECTION 8.05.  Survival of Representations and Covenants.  (a)  The representations, warranties, covenants and agreements contained in this Agreement, the Ancillary Agreements and in any document delivered in connection herewith shall survive the Closing and remain in full force and effect until the indemnification obligation therefor terminates in accordance with Section 8.03.

(b)  The obligations of Parent and Seller under Section 8.01 and the obligations of Purchaser under Section 8.02 shall not be affected by any knowledge by any indemnified party at or prior to the Closing of any breach of representation or warranty, whether such knowledge came from Parent, Seller, Purchaser or any other person, or any waiver of Section 6.02 or 6.03.

SECTION 8.06.  Tax Treatment of Indemnification Payments.  For all Tax purposes, Seller and Purchaser agree to treat, to the extent permitted by Applicable Law, any indemnity payment under this Agreement as an adjustment to the Purchase Price.

SECTION 8.07.  Exclusive Remedy.  Except with respect to fraud by or on behalf of a party hereto against the other party, the parties acknowledge and agree that the foregoing indemnification provisions in this Article VIII, and the provisions of Sections 5.10(d) and 9.11, shall be the exclusive remedy of the parties following the Closing with respect to any inaccuracy in, or any breach of, any representation or warranty or any breach of any covenant or agreement of the parties under this Agreement.  In furtherance of the foregoing, except in the case of fraud against Purchaser, Purchaser, on behalf of itself and its affiliates, waives, to the fullest extent permitted by Applicable Law, any other right of collection or recovery against Parent and its affiliates in respect of On-Site Environmental Liabilities in connection with the transactions contemplated by this Agreement, including rights of contribution and indemnity arising under Environmental Law.

SECTION 8.08.  Losses Net of Insurance, etc.  The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Loss (it being understood that no indemnified party shall be required to pursue any such insurance coverage) and shall be (i) increased to take account of the aggregate Tax cost(s) incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of the aggregate Tax benefit(s) realized by the indemnified party arising from the incurrence or payment of any such Loss.

SECTION 8.09.  Waiver of Exemplary and Punitive Damages.  THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE OR EXEMPLARY DAMAGES IN ANY ACTION ARISING OUT OF OR RELATED TO A BREACH OF THIS AGREEMENT OR PURSUANT TO ANY INDEMNIFICATION CLAIM, EXCEPT TO THE EXTENT PAYABLE TO A THIRD PARTY.

ARTICLE IX

General Provisions

SECTION 9.01.  Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Purchaser, Parent or Seller (including by operation of law in connection with a merger or consolidation of Purchaser, Parent or Seller) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, (a) Purchaser may assign its right to purchase the Acquired Assets or any portion thereof hereunder to an affiliate of Purchaser without the prior written consent of Parent or Seller, (b) Purchaser may assign its rights hereunder by way of security and such secured party may assign such rights by way of exercise of remedies and (c) Purchaser may assign its rights to indemnity, in whole or in part, to any purchaser of all or any part of the Business or the Acquired Assets, but only to the extent such rights relate to the portion of the Business or Acquired Assets so sold; provided, however, that no assignment shall limit or affect the assignor’s obligations hereunder.  Any attempted assignment in violation of this Section 9.01 shall be void.

SECTION 9.02.  No Third-Party Beneficiaries.  Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.  Nothing in this Agreement shall constitute an amendment or supplement to any other Contract or Seller Benefit Plan that is enforceable by any person other than the parties hereto or their permitted assigns.

SECTION 9.03.  Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when received, as follows:

(i)   if to Purchaser,

Arch Chemicals, Inc.
501 Merritt 7
Norwalk, CT 06856-5204
Tel.: 203-229-2683
Fax: 203-229-2613

Attention:  Corporate Secretary

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Tel.: 212-474-1000
Fax: 212-474-3700

Attention:   Robert I. Townsend, Esq.
     Damien R. Zoubek, Esq.

(ii)  if to Parent or Seller,

Rockwood Specialties Inc.
100 Overlook Center
Princeton, NJ 08540
Tel.: 609-514-0300
Fax: 609-514-8722

Attention:  General Counsel

with a copy to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
Fax: (212) 422-4726

Attention:  James Modlin, Esq.

SECTION 9.04.  Interpretation; Exhibits and Schedules; Certain  Definitions.  (a)  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof’, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if’.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.  References to a person are also to its permitted successors and assigns.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

(b)  For all purposes hereof:

“Acquisition Proposal” means any proposal or offer (whether or not in writing) by any person (other than Purchaser) with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving Seller, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Seller or otherwise) of any of the assets or businesses representing 10% or more of the revenues, net income, cash flow, EBITDA or assets of the Business, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of Seller, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership, of 10% or more of the common stock of Seller or (v) any combination of the foregoing (in each case, other than the Acquisition).  For the avoidance of doubt, the term “Acquisition Proposal” shall not include any transaction involving the sale of equity or other securities of, or rights to acquire equity or other securities of, Parent or Rockwood Specialties Group, Inc. or any person controlling Parent or Rockwood Specialties Group, Inc., a change in control of Rockwood Specialties Group, Inc. or any person controlling Parent or Rockwood Specialties Group, Inc., or the sale of substantially all of the assets and properties of Parent or Rockwood Specialties Group, Inc. or any person controlling Parent or Rockwood Specialties Group, Inc., provided that, in each case, such transaction does not impair in any respect Purchaser’s rights hereunder.

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Alpharetta Site” means 1400 Bluegrass Lakes Parkway, Alpharetta, GA.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, contract, obligation, commitment, arrangement, understanding, instrument, license or other agreement, whether oral or written, including all amendments thereto.

“GAAP” means United States generally accepted accounting principles.

“Guarantee” of or by any person means any obligation, contingent or otherwise, of such person guaranteeing any Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business.

“Indebtedness” of any person means (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such person upon which interest charges are customarily paid by such person, other than trade credit incurred in the ordinary course of business, (iv) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (v) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than ordinary course trade payables to the extent paid in accordance with their terms), (vi) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (vii) all capital lease obligations of such person, (viii) the notional amount of all obligations of such person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (ix) all obligations of such person as an account party in respect of letters of credit and bankers’ acceptances.  The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner.

“knowledge” means, with respect to Parent or Seller and with respect to any matter in question, actual knowledge of any of the individuals listed on Section 9.05(b) of the Seller Disclosure Letter after due inquiry of such other employee or employees of Parent or any of its affiliates with primary direct responsibility for such matter.

“Losses” of any person means any and all demands, claims, suits, actions, causes of action, proceedings, assessments, losses, damages, liabilities, Taxes, costs and expenses incurred by such person, including interest, penalties and reasonable attorneys’ fees, third-party expert and consultant fees and expenses, fines, Judgments, awards and financial responsibility for investigation, removal and clean-up costs and natural resource damages.

“On-Site Environmental Liabilities” shall mean any Loss arising out of the presence of Hazardous Materials in surface water, groundwater, soils, land surface or subsurface strata at the Business Property to the extent existing or occurring, or arising from a condition or event existing or occurring, prior to the Closing; provided however, that On-Site Environmental Liabilities shall not include any Loss arising out of human exposure to Hazardous Materials at the Business Property.

“person” means any individual, firm, company, corporation, partnership, limited liability company, trust, joint venture, business association, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Proceeding” means any suit, claim, action, arbitration or other proceeding.

“Purchaser Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that materially and adversely affects (i) the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreements or (ii) the ability of Purchaser to consummate the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Representatives” means, with respect to any person, such person’s directors, officers and employees and its and their respective investment bankers, accountants, attorneys, consultants and other advisors, agents and representatives, in each case acting in such capacity.

“Seller Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that materially and adversely affects (i) the business, assets, condition (fmancial or otherwise) or results of operations of the Business, (ii) the ability of Parent or Seller to perform its obligations under this Agreement and the Ancillary Agreements or (iii) the ability of Parent, Seller and their affiliates to consummate the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements, excluding any effect to the extent resulting from any state of facts, change, effect, condition, development or occurrence (A) that is generally applicable in the economies of the United States of America or any other country in which there are sales of products of the Business, (B) that generally affects the industries in which the Business operates, (C) that arise out of or are attributable to the public announcement of this Agreement or the transactions contemplated hereby or (D) that arise out of or are attributable to changes in Applicable Laws, other than, in the case of clauses (A) and (B), any state of facts, change, effect, condition, development or occurrence that disproportionately affects the Business relative to other persons operating in the industry in which the Business operates.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which that is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such person.

“Tax” or “Taxes” means all forms of taxation imposed by any Federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, whether disputed or not, and including any interest, penalties and additions thereto.

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 9.05.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.06.  Entire Agreement.  This Agreement, the Ancillary Agreements and the Confidentiality Agreement, along with the Seller Disclosure Letter and the Exhibits hereto and thereto, contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.  Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Ancillary Agreements or the Confidentiality Agreement.

SECTION 9.07.  Severability.  If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.  Upon such determination that any term or other provision is invalid, illegal on unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.08.  Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of Purchaser, Parent and Seller agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County.  Each of Purchaser, Parent and Seller further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 9.08.  Each of Purchaser, Parent and Seller irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 9.09.  GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

SECTION 9.10.  Waiver of Jury Trial.  Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby.  Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

SECTION 9.11.  Enforcement in Equity and at Law.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 9.12.  Addition of Holdings.  The provisions of this Article IX shall also apply in all respects to Holdings, mutatis mutandis, as if Holdings were named herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Purchaser, Parent, Seller and Holdings have duly executed this Agreement as of the date first written above.

ARCH CHEMICALS, INC.,

By:	/s/ Louis S. Massimo
Name: Louis S. Massimo
Title: Executive Vice President and Chief Operating Officer

ROCKWOOD SPECIALTIES INC.,

By:	/s/ Seifi Ghasemi
Name: Seifi Ghasemi
Title: Chairman & CEO

ADVANTIS TECHNOLOGIES, INC.

By:	/s/ R. Keith Lewis
Name: R. Keith Lewis
Title: President

ROCKWOOD HOLDINGS, INC. (but solely with respect to Section 5.05, Section 5.10 and Article IX),

By:	/s/ Seifi Ghasemi
Name: Seifi Ghasemi
Title: Chairman & CEO

ANNEX I
to Asset Purchase Agreement

Index of Defined Terms

Term

Accounting Firm	Section 2.03(c)
Acquired Assets	Section 1.02(a)
Acquisition	Section 1.01
Acquisition Proposal	Section 9.04(b)
Administrative Assets	Section 1.02(b)(vii)
affiliate	Section 9.04(b)
Agreement	Preamble
Allocation	Section 5.12(a)(i)
Alpharetta Site	Section 9.04(b)
Ancillary Agreements	Section 1.02(b)(v)
Applicable Law	Section 3.03
Applicable Percentage	Section 5.07(f)(ii)
Assigned Contracts	Section 1.02(a)(viii)
Assigned Intellectual Property	Section 1.02(a)(v)
Assigned Technology	Section 1.02(a)(vi)
Assumed Benefit Plan	Section 3.17(a)
Assumed Employment Agreement	Section 5.07(a)
Assumed Liabilities	Section 1.03(a)
Balance Sheet	Section 3.04(a)
Bonus Plans	Section 5.07(a)(iii)
Business	Preamble
Business Employee	Section 5.07(a)
Business Intellectual Property	Section 3.07(a)
Business Permits	Section 1.04(c)
Business Property	Section 3.06
Closing	Section 2.01
Closing Date	Section 2.01
Closing Statement	Section 2.03(b)
Closing Working Capital Amount	Section 2.03(b)
COBRA	Section 5.07(d)
Code	Section 9.04(b)
Commonly Controlled Entity	Section 3.17(a)
Competitive Activities	Section 5.10(a)
Confidentiality Agreement	Section 5.04(a)
Conflict	Section 3.03
Consent	Section 3.03
Contract	Section 9.04(b)
Covered Employee Liabilities	Section 1.03(a)(v)
Deductible Amount	Section 8.01(b)(i)
Environmental Claim	Section 3.19(b)(i)

Environmental Laws	Section 3.19(b)(ii)
EPA	Section 3.19(c)
Equity Award	Section 5.07(k)
ERISA	Section 3.17(a)
Estimated Purchase Price	Section 2.03(a)
Estimated Working Capital Amount	Section 2.03(a)
Excluded Assets	Section 1.02(b)
Excluded Liabilities	Section 1.03(b)
FIFRA	Section 3.19(c)
FIFRA Product	Section 3.19(c)
Final Purchase Price	Section 1.01
Financial Statements	Section 3.04(a)
Fiscal 2007 Financial Statements	Section 3.04(a)
GAAP	Section 9.04(b)
Governmental Entity	Section 3.03
Guarantee	Section 9.04(b)
Hazardous Materials	Section 3.19(b)(iii)
HSR Act	Section 3.03
Indebtedness	Section 9.04(b)
indemnified party	Section 8.04(a)
indemnifying party	Section 8.04(a)
Intellectual Property	Section 1.02(a)(v)
Interim Financial Statements	Section 3.04(a)
Inventory	Section 1.02(a)(ii)
IRS	Section 3.17(a)
Judgment	Section 3.03
knowledge	Section 9.04(b)
Liens	Section 3.05
Losses	Section 9.04(b)
Major Customer	Section 3.23
Major Supplier	Section 3.22
Material Assigned Contract	Section 3.08(a)
Material Licenses	Section 3.07(g)
Material Patent	Section 3.07(e)
Material Permits	Section 3.12
Non-Transferable Permits	Section 1.04(c)
Notice of Disagreement	Section 2.03(c)
On-Site Environmental Liabilities	Section 9.04(b)
Outside Date	Section 7.01(a)(ii)(A)
Parent	Preamble
Parent Consolidated Group	Section 3.04(c)
Permits	Section 3.12
Permitted Goods and Services	Section 5.10(a)
Permitted Liens	Section 3.05
person	Section 9.04(b)
Personal Property	Section 1.02(a)(iii)

Post-Closing Tax Period	Section 9.04(b)
Pre-Closing Tax Period	Section 9.04(b)
Primary Obligor	Section 9.04(b)
Proceeding	Section 9.04(b)
Proposed Divestiture	Section 5.10(c)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser 401(k) Plan	Section 5.07(f)
Purchaser Cafeteria Plan	Section 5.07(j)
Purchaser Material Adverse Effect	Section 9.04(b)
Real Property Lease	Section 3.06
Receivables	Section 1.02(a)(iv)
Release	Section 3.19(b)(iv)
Representatives	Section 9.04(b)
Restraint	Section 6.01(b)
Seller	Preamble
Seller 401(k) Plan	Section 5.07(f)
Seller Benefit Plan	Section 3.17(a)
Seller Cafeteria Plan	Section 5.07(j)
Seller Disclosure Letter	Article III
Seller Equity Plan	Section 5.07(k)
Seller Material Adverse Effect	Section 9.04(b)
Seller MPP	Section 5.07(f)(iii)
Seller MPP Contribution	Section 5.07(f)(iii)
Seller PSP Contribution	Section 5.07(f)(ii)
Seller Specified Representations	Section 8.01(b)(i)
Severance Benefit	Section 5.07(h)
Scheduled Intellectual Property	Section 3.07(a)
Site License	Section 5.13(b)
Specified Information Technology Assets	Section 1.02(a)(ix)
subsidiary	Section 9.04(b)
Target Working Capital Amount	Section 2.03(d)(i)
Tax	Section 9.04(b)
Taxing Authority	Section 9.04(b)
Tax Return	Section 9.04(b)
Technology	Section 1.02(a)(vi)
Third Party Claim	Section 8.04(a)
Transferred Account Balance	Section 5.07(j)
Transferred Benefit Plan Assets	Section 1.02(a)(xiii)
Transferred Employee	Section 5.07(a)
Transferred Permits	Section 1.02(a)(vii)
Transfer Taxes	Section 1.03(b)(vii)
Transfer Time	Section 5.07(a)
Transition Services Agreement	Section 5.13(a)
WARN	Section 5.07(g)
Working Capital Amount	Section 2.03(d)(i)